SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

__________________

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

__________________

American Oriental Bioengineering, Inc.
(Name of the Issuer)

__________________

American Oriental Bioengineering, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.002 per share
(Title of Class of Securities)

028731404
(CUSIP Number of Class of Securities)

Mr. Tony Liu
Chairman and Chief Executive Officer
1 Liangshuihe First Avenue
Beijing Economic and Technology Development Area, E-Town
Beijing, 100176 PRC
+ 86-10-5982-2039
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

with copies to:
Mitchell S. Nussbaum
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
(212) 407-4000

__________________

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,753,580	$483.46

____________

(1)	Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock owned by holders as a result of the reverse stock split.

(2)	Determined pursuant to Exchange Act Rule 0-11(b)(1), as amended by multiplying the transaction value of $3,753,580 by .0001288, which is $128.80 per $1,000,000.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

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INTRODUCTION

This Rule 13E-3 Transaction Statement (the “Schedule 13E-3”), is being filed by American Oriental Bioengineering, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a proposed “going private” transaction. After careful consideration, our Board of Directors (the “Board”) has concluded that the costs associated with being a public reporting company in the U.S. are not justified by the benefits. The primary purpose of the going private transaction is to reduce the number of record holders of the Company’s common shares, par value $0.002 per share (the “Common Shares”) to fewer than 300 allowing the Company to deregister its Common Shares under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 13(a) of the Exchange Act. After the termination of the registration of our Common Shares and suspension of our duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”), we will no longer be subject to the reporting and related requirements under the Exchange Act and we will cease to file reports and information with the SEC, as more fully described in the accompanying Information Statement (the “Transaction”).

To accomplish the reduction in the number of record holders of the Common Shares, the Company will effect a reverse stock split of the Common Shares, whereby each 501 shares of Common Shares outstanding as of the effective date of the reverse stock split will be converted into one whole share of Common Shares (the “Reverse Stock Split”). In lieu of issuing any fractional shares held by stockholders as a result of the Reverse Stock Split, the Company will make a cash payment equal to $0.50 (the “Cash Payment”). Accordingly, stockholders owning fewer than 501 pre-Reverse Stock Split shares will have no further interest in the Company, no longer be stockholders of the Company and will be entitled to receive only the Cash Payment multiplied by the number of pre-Reverse Stock Split shares owned by them. Stockholders owning at least 501 pre-Reverse Stock Split shares, who after the Reverse Stock Split will continue as stockholders, but own a fractional share as a result of the Reverse Stock Split will receive a Cash Payment based on their pre-Reverse Stock Split share equivalent of their fractional share. The total amount of funds necessary to make Cash Payments to stockholders in connection with the Transaction and for related expenses is estimated to be approximately $4 million. The funds for the Transaction will come from the Company’s cash on hand.

Following the Reverse Stock Split, the Company will have fewer than 300 stockholders of record. As a result, the Company will be eligible to, and intends to, suspend its reporting obligations under Section 13(a) of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act.

Under Nevada law, the Board may implement the Reverse Stock Split only with the approval of stockholders holding a majority of the voting power of the Common Shares. Therefore, the Company has sought and obtained the approval of stockholders, by way of a written consent, holding a majority of the voting power of the Common Shares in connection with the Reverse Stock Split. In addition, stockholders who receive cash in lieu of fractional shares will be entitled to dissenter’s rights for the “fair value” of their fractional share under Nevada law. The Reverse Stock Split will be conducted upon the terms and subject to the conditions set forth in the Company’s information statement, which is attached as Exhibit (3)(a)(i) to this Schedule 13E-3 (the “Information Statement”). Contemporaneously with the filing of this Schedule 13E-3, the Company has also filed an Information Statement on Schedule 14C under the Exchange Act. The information contained in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by this reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Information Statement.

Item 1.	Summary Term Sheet.

The information set forth in the Information Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Name and Address. The information set forth in the Information Statement under the caption “Company Information - The Company” is incorporated by reference.

Securities. The information set forth in the Information Statement under the caption “Company Information - Company Securities” is incorporated by reference.

Trading Market and Price. The information set forth in the Information Statement under the caption “Company Information - Company Securities” is incorporated by reference.

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Dividends. The information set forth in the Information Statement under the caption “Company Information - Company Securities” is incorporated by reference.

Prior Public Offerings. None.

Prior Stock Purchases. The information set forth in the Information Statement under the captions “Company Information - Company Securities” is incorporated by reference.

Item 3.	Identity and Background of the Filing Person.

Name and Address. American Oriental Bioengineering, Inc. is the filing persons of this Schedule 13E - 3. The Company’s principal executive offices are located at 1 Liangshuihe First Avenue, Beijing Economic and Technology Development Area, E-Town Beijing, 100176 PRC, and its telephone number is + 86-10-5982-2039. The information set forth in the Information Statement under the captions “ “Company Information - Security Ownership of Certain Beneficial Owners and Management” and “Company Information - Management” is incorporated by reference.

Business and Background of Entities. None.

Business and Background of Natural Persons. The information set forth in the Information Statement under the caption “Company Information - Management” is incorporated by reference.

Item 4.	Terms of the Transaction.

Material Terms. The information set forth in the Information Statement under the captions “Summary Term Sheet,” “Special Factors,” and “Questions and Answers about the Transaction” is incorporated by reference.

Different Terms. The information set forth in the Information Statement under the captions “Special Factors - Effects of the Transaction” and “Other Matters Relating to the Transaction - Potential Conflicts of Interests” is incorporated by reference.

Appraisal Rights. The information set forth in the Information Statement under the caption “Other Matters Related to the Transaction - Dissenters’ Rights” is incorporated by reference.

Provisions for Unaffiliated Security Holders. The Company has not made any provision to grant its unaffiliated stockholders access to the corporate files of the Company or to obtain counsel or appraisal services for such unaffiliated stockholders at the expense of the Company.

Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Transactions. The information set forth in the Information Statement under the caption “Company Information – Certain Relationships and Related Party Transactions” is incorporated by reference.

Significant Corporate Events. None.

Negotiations or Contacts. None.

Agreements Involving the Company’s Securities. None.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Use of Securities Acquired. The fractional shares of Common Shares acquired by the Company in the Reverse Stock Split will be cancelled and returned to the status of authorized but unissued shares.

(c)(1) - (c)(8) Plans. The transaction is a Reverse Stock Split. The information set forth in the Information Statement under the caption “Special Factors - Purpose of the Transaction” is incorporated by reference.

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Item 7.	Purposes, Alternatives, Reasons and Effects.

Purposes. The information set forth in the Information Statement under the captions “Special Factors - Purpose of the Transaction” and “Special Factors - Background of the Transaction” is incorporated by reference.

Alternatives. The information set forth in the Information Statement under the caption “Special Factors - Background of the Transaction” is incorporated by reference.

Reasons. The information set forth in the Information Statement under the caption “Special Factors - Reasons for the Transaction” is incorporated by reference.

Effects. The information set forth in the Information Statement under the captions “Special Factors - Effects of the Transaction on the Company” and “Other Matters Related to the Transaction – Certain Material U.S. Federal Income Tax Consequences” is incorporated by reference.

Item 8.	Fairness of the Transaction.

Fairness. The information set forth in the Information Statement under the caption “Special Factors - Fairness of the Transaction” is incorporated by reference.

Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Special Factors—Summary of Fairness Opinion” and “Special Factors - Fairness of the Transaction” is incorporated by reference.

Approval of Security Holders. The information set forth in the Information Statement under the caption “Other Matters Related to the Transaction - Stockholder Approval” is incorporated by reference.

Unaffiliated Representative. No one retained any unaffiliated representative to act solely on behalf of unaffiliated security holders for any purpose. The information set forth in the Information Statement under the caption “Special Factors - Fairness of the Transaction” is incorporated by reference.

Approval of Directors. The information set forth in the Information Statement under the caption “Special Factors - Fairness of the Transaction” is incorporated by reference.

Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Questions and Answers About the Transaction,” “Special Factors—Fairness of the Transaction” and in Exhibit (c) hereto is incorporated herein by reference.

Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Questions and Answers About the Transaction,” “Special Factors—Fairness of the Transaction” and in Exhibit (c) hereto is incorporated herein by reference.

Availability of Documents. The information set forth in the Information Statement under the caption “Special Factors—Summary of Fairness Opinion” is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)-(d) Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Information Statement under the caption “Other Matters Related to the Transaction - Source and Amount of Funds” is incorporated by reference.

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Item 11.	Interest in Securities of the Subject Company.

Securities Ownership. The information set forth in the Information Statement under the caption “Company Information - Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference.

Securities Transactions. None.

Item 12	The Solicitation or Recommendation.

Intent to Tender or Vote in a Going-Private Transaction. Not Applicable.

Recommendation of Others. Not applicable.

Item 13.	Financial Information.

Financial information. The information set forth in the Information Statement under the caption “Financial and Other Information” is incorporated by reference.

Pro Forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. Not applicable.

Item 15.	Additional Information.

Other Material Information. The information set forth in the Information Statement and each Exhibit thereto is incorporated by reference.

Item 16.	Exhibits.

(a)(3)(i) Information Statement to be mailed to stockholders of the Company;

(a)(5)(i) Financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2012 (incorporated by reference to such report filed with the SEC on June 11, 2013);

(a)(5)(ii) Financial statements and notes thereto included in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (incorporated by reference to such report filed with the SEC on November 4, 2013).

(b) Not applicable.

(c) The opinion of Roth Capital Partners, LLC, dated October 24, 2013, attached as Exhibit A to the Information Statement, is incorporated herein by reference.

(d) Not applicable

(e) Not applicable

(f) Summary of Dissenters’ Rights (included in the Information Statement under the caption “Other Matters Related to the Transaction - Dissenters’ Rights”); Sections 92A.300 to 92A.500 of the Nevada Revised Statutes (included as Annex B to the Information Statement).

(g) Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN ORIENTAL BIOENGINEERING, INC.

By:	/s/ Tony Liu
Name: Tony Liu
Title: Chairman and Chief Executive Officer

Date: November 4, 2013

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EXHIBIT (a)(3)(i)

AMERICAN ORIENTAL BIOENGINEERING, INC.

1 Liangshuihe First Avenue
Beijing Economic and Technology Development Area, E-Town
Beijing, 100176 PRC

November 4, 2013

Dear Stockholder,

American Oriental Bioengineering, Inc. (the “Company” or “we”) intends to engage in a transaction that is structured to reduce the number of record holders of our common shares, par value $0.002 (the “Common Shares”) to fewer than 300 allowing us to terminate registration of our Common Shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and suspend our reporting obligations under Section 13(a) of the Exchange Act. This transaction will eliminate the significant expense required to comply with the reporting and related requirements of being a publicly traded company in the U.S. Often referred to as a “going private” transaction, the transaction (the “Transaction”) will consist of a reverse stock split of our Common Shares, whereby each 501 outstanding Common Shares will be converted into one whole Common Share (the “Reverse Stock Split”), and, in lieu of us issuing fractional shares to stockholders who will hold fractional shares as a result of the Reverse Stock Split, we will pay cash equal to $0.50 (the “Cash Payment”) multiplied by the number of pre-Reverse Stock Split Common Shares held by such stockholder. Accordingly, stockholders owning fewer than 501 pre-Reverse Stock Split shares will have no further interest in the Company, no longer be stockholders of the Company and will be entitled to receive only the Cash Payment multiplied by the number of pre-Reverse Stock Split shares owned by them. Stockholders owning at least 501 pre-Reverse Stock Split shares, who after the Reverse Stock Split will continue as stockholders, but own a fractional share as a result of the Reverse Stock Split will receive a Cash Payment based on their pre-Reverse Stock Split share equivalent of their fractional share.

After careful consideration, our Board of Directors has concluded that the costs associated with being a public reporting company in the U.S. are not justified by the benefits. After the termination of the registration of our Common Shares and suspension of our duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”), we will no longer be subject to the reporting and related requirements under the Exchange Act and we will cease to file reports and information with the SEC, as more fully described in the accompanying Information Statement.

A special committee of our Board of Directors (the “Special Committee”) was formed to review the Transaction and has determined that the Transaction is in the best interests of the Company and is substantively and procedurally fair to the stockholders of the Company, including stockholders who will be cashed-out and stockholders who will continue to hold our Common Shares after the Transaction. In connection with its review, the Special Committee retained Roth Capital Partners (“Roth”), as independent valuation consultants and received Roth’s opinion regarding the fairness of the Cash Payment to our stockholders. Upon the recommendation of the Special Committee to approve the Transaction, the Board of Directors adopted the Special Committee’s conclusion as to fairness, and approved the Transaction.

Under Nevada law we must seek stockholder approval in connection with the Reverse Stock Split. Under Nevada law, stockholders are entitled to certain dissenters’ rights of appraisal in connection with the Reverse Stock Split.

We have filed the accompanying Information Statement pursuant to Regulation 14C on Schedule 14C with the SEC in connection with the authorization of the Reverse Stock Split by the Company’s Board of Directors by unanimous written consent dated as of October 31, 2013, and the subsequent approval of such corporate action by the written consent, dated as of October 31, 2013, of those stockholders of the Company holding a majority of the voting power of the Company’s Common Shares outstanding on such date. Accordingly, all necessary corporate approvals in connection with the matters referred to herein have been obtained and the Information Statement is furnished solely for the purpose of informing the stockholders of the Company, in the manner required under the Exchange Act.

The accompanying Information Statement contains details on the Transaction described in this letter, including important information concerning the Reverse Stock Split, terminating the registration of our Common Shares and the suspension of our duty to file periodic reports and other information with the SEC. We strongly urge you to read the accompanying Information Statement, along with its Exhibits, carefully and in their entirety.

Although the Special Committee of our Board of Directors and our Board of Directors have approved the Reverse Stock Split, the Cash Payment and the subsequent deregistration of our Common Shares and suspension of our duty to file periodic reports and other information with the SEC, the Special Committee reserves the right to abandon, postpone or modify the foregoing at any time before they are consummated for any reason.

By order of the Board of Directors of American Oriental Bioengineering, Inc.,

By:	/s/ Tony Liu
Tony Liu
Chairman and Chief Executive Officer

INFORMATION STATEMENT

OF

AMERICAN ORIENTAL BIOENGINEERING, INC.

1 Liangshuihe First Ave, Beijing E-Town

Economic and Technology Development Area, E-Town, Beijing, 100176, People’s Republic of China

WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO
SEND US A PROXY

American Oriental Bioengineering, Inc., a Nevada corporation (the “Company” or “we”), is mailing or furnishing to the stockholders of the Company this information statement (the “Information Statement”) pursuant to and in accordance with the requirements of Section 14(c) and Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule14c-2 and Rule 13e-3 under the Exchange Act. The Company plans to effect a reverse stock split of our common shares, par value $0.002 per share (the “Common Shares”), with a view to reducing the number of record holders of our Common Shares to fewer than 300, terminating the registration of our Common Shares under Section 12(g) and suspending our duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”) thereunder, after which the Company will no longer be subject to the public reporting obligations under U.S. federal securities laws, thereby “going private.” This transaction will eliminate the significant expense required to comply with the reporting and related requirements of being a publicly traded company in the U.S. Often referred to as a “going private” transaction, the transaction (the “Transaction”) will consist of a reverse split of our Common Shares, whereby each 501 outstanding Common Shares will be converted into one whole Common Share (the “Reverse Stock Split”), and, in lieu of us issuing fractional shares to stockholders who will only hold fractional shares as a result of the Reverse Stock Split, we will pay cash equal to $0.50 (the “Cash Payment”) multiplied by the number of pre-Reverse Stock Split Common Shares held by such stockholder. Accordingly, stockholders owning fewer than 501 pre-Reverse Stock Split shares will have no further interest in the Company, no longer be stockholders of the Company and will be entitled to receive only the Cash Payment multiplied by the number of pre-Reverse Stock Split shares owned by them. Stockholders owning at least 501 pre-Reverse Stock Split shares, who after the Reverse Stock Split will continue as stockholders, but own a fractional share as the result of the Reverse Stock Split, will receive a Cash Payment based on their pre-Reverse Stock Split share equivalent to their fractional share.

The Reverse Stock Split was authorized by the Company’s Board of Directors by unanimous written consent dated as of October 31, 2013, and was subsequently approved by the written consent, dated as of October 31, 2013, of those stockholders of the Company holding a majority of the voting power of the Company’s Common Shares outstanding on such date. Stockholders holding 50.96% of the voting power of the Common Stock on such date, approved the Reverse Stock Split. Accordingly, all necessary corporate approvals in connection with the matters referred to herein have been obtained and this Information Statement is furnished solely for the purpose of informing the stockholders of the Company, in the manner required under the Exchange Act.

The Company’s Board of Directors has set the close of business on ________, 2013 as the record date for stockholders entitled to receive a copy of this Information Statement. This Information Statement is first being mailed or furnished to stockholders of the Company on or about __________, 2013. The Company may not consummate the Reverse Stock Split described in this Information Statement until 20 days after the date on which it first mails this Information Statement to stockholders and the transaction described herein shall become effective no earlier than 20 days after this Information Statement is so mailed or furnished. The Company will pay all costs associated with the distribution of this Information Statement, including the costs of printing and mailing. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending this Information Statement to the beneficial owners of the Common Shares.

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The Company will only deliver one Information Statement to multiple security holders sharing an address unless the Company has received contrary instructions from one or more of the security holders. Upon written or oral request, the Company will promptly deliver a separate copy of this Information Statement and any future annual reports and information statements to any security holder at a shared address to which a single copy of this Information Statement was delivered, or deliver a single copy of this Information Statement and any future annual reports and information statements to any security holder or holders sharing an address to which multiple copies are now delivered. You should direct any such requests to the Company’s President at the address of the Company’s principal executive offices located at 1 Liangshuihe First Avenue, Beijing E-Town Economic and Technology Development Area, E-Town, Beijing 100176, People’s Republic of China, Telephone No. (86-10)-5982-2039.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS INFORMATION STATEMENT OR THE RELATED SCHEDULE 13E-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND IF GIVEN OR MADE, YOU SHOULD NOT RELY ON ANY SUCH INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY THE COMPANY. ALL STOCKHOLDERS SHOULD CAREFULLY READ THIS INFORMATION STATEMENT AND ITS EXHIBITS IN THEIR ENTIRETY BEFORE MAKING ANY DECISION IN RESPECT OF OUR COMMON SHARES.

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EXHIBIT A: FAIRNESS OPINION OF ROTH CAPITAL PARTNERS, LLP

EXHIBIT B: DISSENTER’S RIGHTS UNDER NEVADA LAW

EXHIBIT C: MINUTES OF A MEETING OF BOARD OF DIRECTORS OF THE COMPANY

EXHIBIT D: WRITTEN CONSENT OF STOCKHOLDERS

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SUMMARY TERM SHEET

This summary term sheet highlights selected information from this Information Statement about the proposed Transaction. This summary term sheet may not contain all of the information that is important to you. For a more complete description of the Transaction, you should carefully read this Information Statement and all of its Exhibits in their entirety. For your convenience, we have directed your attention to the location in this Information Statement where you can find a more complete discussion of each item listed below.

As used in this Information Statement, “the Company,” “we,” “our” and “us” refers to American Oriental Bioengineering, Inc., and the “Transaction” refers, collectively, to the Reverse Stock Split, together with the related Cash Payment to the stockholders in lieu of the issuance of fractional shares of our Common Shares.

The Transaction is considered a “going private” transaction as defined in Rule 13e-3 promulgated under the Exchange Act, because it is intended to, and, if completed, will enable us to, terminate the registration of (or deregister) our Common Shares under Section 12(g) of the Exchange Act and suspend our duty to file periodic reports and other information with the SEC under Section 13(a) thereunder. In connection with the Transaction, we have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3.

Reverse Stock Split	We will effect a Reverse Stock Split of our Common Shares, whereby every 501 shares of our Common Shares issued and outstanding as of the effective date of the Reverse Stock Split will be converted into one whole share of our Common Shares. In lieu of issuing any fractional shares to stockholders who will only hold fractional shares as a result of the Reverse Stock Split, we will make a Cash Payment equal to $0.50 per pre-Reverse Stock Split share to such stockholders. Accordingly, such stockholders owning fewer than 501 pre-Reverse Stock Split shares will have no further interest in the Company, will no longer be stockholders of the Company and will be entitled to receive only the Cash Payment of $0.50 multiplied by the number of pre-Reverse Stock Split shares owned by them. However, stockholders owning at least 501 pre-Reverse Stock Split shares, who after the Reverse Stock Split will continue as stockholders, but own a fractional share as a result of the Reverse Stock Split will also receive a Cash Payment based on their pre-Reverse Stock Split share equivalent of their fractional share. The fractional shares purchased by the Company will be cancelled and returned to the status of authorized but unissued shares. Stockholders owning 501 or more pre-Reverse Stock Split shares will continue to be stockholders of the Company after the Reverse Stock Split. Pursuant to Nevada law, the Reverse Stock Split requires the approval of holders of a majority of the voting power of the Company’s Common Shares. See “Special Factors - Material Terms”, “Special Factors – Purpose of the Transaction” and “Special Factors - Structure of the Transaction” beginning on pages 15 and 29, respectively.

Purpose of the Transaction	The primary purpose of the Transaction is to reduce the number of record holders of our Common Shares to fewer than 300, thereby allowing us to “go private.” We would file a Form 15 Certificate of Termination of Registration with the SEC under the Exchange Act as soon as possible after consummation of the Transaction so that we would no longer be required to file annual, quarterly or current reports, and we would not be required to comply with the SEC’s proxy rules. The Transaction is an isolated transaction and is not pursuant to a plan to periodically increase a stockholder’s proportionate interest in our assets or earnings and profits. After the Transaction, the Company will continue to be subject to and will comply with the requirements of Nevada law, including requirements with respect to stockholder meetings and information dissemination. See “Special Factors - Purpose of the Transaction” and “Special Factors - Effects of the Transaction” beginning on pages 15 and 18, respectively.

Fairness of the Transaction	A Special Committee of our Board of Directors has reviewed the Transaction and has determined that the Transaction is in the best interests of the Company and is substantively and procedurally fair to the stockholders of the Company. In connection with its review, the Special Committee retained Roth Capital Partners, LLC (“Roth”) as independent valuation consultants and received Roth’s opinion regarding the fairness of the Cash Payment to our stockholders. The full text of Roth’s written opinion, which sets forth assumptions made, procedures followed, matters considered and the qualifications and limitations on the scope of the review undertaken in connection with the opinion, is attached to this information statement as Exhibit A. You are urged to, and should, read the opinion of Roth carefully and in its entirety. See “Special Factors - Fairness of Transaction” beginning on page 19.
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Effects of the Transaction	Following the completion of the Transaction, certain stockholders who will continue as stockholders of the Company, including certain affiliates and members of management owning our Common Shares, will own an increased percentage of our outstanding Common Shares than such stockholder held prior to the Transaction. We currently have no intention to change our business operations as a result of the Transaction, or to engage in any extraordinary transactions, such as a merger or sale of assets as a result of the Transaction. See “Special Factors - Background of the Transaction,” “Special Factors - Effects of the Transaction” and “Security Ownership of Certain Beneficial Owners and Management” beginning on pages 18 and 37, respectively.

Timing of the Transaction	The Company intends to effect the Transaction as soon as practicable after all filing requirements have been satisfied. In general, the Company may not consummate the Reverse Stock Split until 20 days after the date on which it first mails the Information Statement to its stockholders. The effective date of the Reverse Stock Split will be determined by the Board. The record date of the Reverse Stock Split will be the same date as its effective date. See “Special Factors - Effects of the Transaction” beginning on page 18.

Source of Funds	The total amount of funds necessary to make Cash Payments to stockholders in connection with the Transaction and for related expenses is estimated to be approximately $4 million. See the information under the caption and “Other Matters Related to the Transaction - Source and Amounts of Funds” beginning on pages 35.

Tax Consequences	A stockholder who receives no Cash Payment as a result of the Transaction generally will not recognize any gain or loss for U.S. federal income tax purposes. A stockholder who receives a Cash Payment for a fractional share of our Common Shares as a result of the Transaction generally will recognize gain or loss or be treated as having received a distribution for U.S. federal income tax purposes. The specific U.S. federal income tax consequences to a stockholder will depend on the particular circumstances of such stockholder. See “Other Matters Related to the Transaction - Certain Material U.S. Federal Income Tax Consequences” beginning on page 33. You are urged to consult with your own tax advisor regarding the tax consequences of the Transaction to you in light of your own particular circumstances.

Payment and Exchange of Shares	As soon as practicable after the Transaction, our exchange agent will send each stockholder who no longer has any interest in the Company as a result of the Reverse Stock Split an instruction letter describing the procedure for surrendering stock certificates in exchange for the Cash Payment. Upon receipt of properly completed documentation and stock certificates, each stockholder will be entitled to receive the Cash Payment, without interest, from the exchange agent. We anticipate that our exchange agent will mail instruction letters to stockholders within five (5) business days after the effective date of the Reverse Stock Split. Stockholders should allow approximately five (5) business days after mailing their properly completed documentation and stock certificates for such materials to be received by our exchange agent and should anticipate receiving their cash payment, without interest, approximately ten (10) business days after the receipt of such materials by our exchange agent. See “Special Factors - Effects of the Transaction” beginning on page 18.

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Dissenters’ Rights	Under Nevada law, our stockholders are entitled to dissenters’ rights with respect to the Cash Payment. Upon effectiveness of the Reverse Stock Split, any stockholder who believes that the Cash Payment of $0.50 per share is too low will have the right to object and have a court in Nevada determine the value of such stockholder’s shares, and to be paid the appraised value determined by the court, which could be more or less than the Cash Payment of $0.50 per share. A dissenters’ rights notice will be mailed to stockholders promptly after the effective date of the Reverse Stock Split. See “Other Matters Related to the Transaction - Dissenters’ Rights” and “Other Matters Related to the Transaction - Stockholder Approval under Nevada Law” both sections beginning on pages 32 and 31, respectively.

Stockholders with Shares Held in Street Name	If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” with respect to those shares, and this Information Statement is being forwarded to you by your broker or other nominee. Your broker or other nominee is considered, with respect to those shares, the stockholder of record. Although the Transaction is designed to reduce the number of stockholders of record, we intend to treat stockholders holding our Common Shares in street name in substantially the same manner as stockholders whose shares are registered in their names for purposes of the Transaction. However, banks, brokers or other nominees may have different procedures, and stockholders holding our Common Shares in street name should contact their bank, broker or nominee regarding the treatment of their shares.

Reservation	The Special Committee of our Board of Directors retains the right to abandon, postpone or modify the Transaction and the subsequent deregistration of our Common Shares under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder if it determines that it is not in the best interest of the Company and its stockholders. A number of factors or circumstances could cause the Special Committee to abandon, postpone or modify the Transaction and such deregistration and suspension, including, without limitation, the following:

—	If, immediately prior to the Transaction, the Special Committee does not believe that the Transaction will sufficiently reduce the number of record holders of our Common Shares to a level that reasonably assures us that the Company would not be required under the Exchange Act to revert to a public reporting company in the foreseeable future after the Transaction is completed, then the Special Committee may elect to abandon, postpone or modify the Transaction.

—	The Special Committee may elect to abandon, postpone or modify the Transaction if the aggregate cash payments to stockholders necessary to complete the Transaction is expected to exceed $4 million.

—	Even if the aggregate cash payments to stockholders necessary to complete the Transaction is within the budgetary guideline set by the Special Committee, the Special Committee may elect to abandon, postpone or modify the Transaction if the then economic conditions or the financial condition of the Company, or their outlooks, be such that, in the judgment of the Special Committee, it is no longer advisable to effect the Transaction.

—	If the Special Committee determines that it is in the best interest of the Company and its stockholders for the Company to enter into any other strategic transaction that may arise in the future, such as an asset or stock sale or a business combination transaction, then the Special Committee may elect to abandon, postpone or modify the Transaction.

—	If for any other reason the Special Committee determines that the Transaction is no longer in the best interest of the Company and its stockholders, then it may elect to abandon, postpone or modify the Transaction.

If the Special Committee determines to abandon, postpone or modify the Transaction, then the Company will notify the stockholders of such determination in accordance with applicable rules and regulations. See “Special Factors - Structure of the Transaction Reservation” beginning on page 30.

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Information Statement contains certain statements that are “forward-looking statements.” Those statements may include statements regarding the intent, belief or current expectations of the Company or its officers with respect to: (i) the Company’s strategic plans and ability to complete and benefit from the Transaction; (ii) the expenses associated with the Transaction and the subsequent deregistration of our Common Shares under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder; (iii) the number of stockholders following the Reverse Stock Split; and (iv) the Company’s financial condition, results of operations, capital resources and business prospects following the Transaction. These forward-looking statements are based on a number of assumptions and currently available information, and are subject to a variety of risks and uncertainties. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There is no assurance that the forward-looking statements contained in this Information Statement will prove to be accurate. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that its objectives will be achieved. The “safe-harbor” provisions of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act do not apply to going-private transactions.

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ACTIONS BY BOARD OF DIRECTORS
AND
CONSENTING STOCKHOLDERS

By unanimous written consent dated as of October 31, 2013, a copy of which is attached hereto as Exhibit C, the Board of Directors of the Company adopted a resolution approving the Reverse Stock Split of the Company’s Common Shares at a ratio of 1-for-501.

The actions taken by the Board of Directors with respect to the Reverse Stock Split was subsequently adopted by the written consent dated as of October 31, 2013 of the Company’s stockholders holding a majority of the voting power of the Common Shares then outstanding, a copy of which is attached hereto as Exhibit D.

No vote, approval or consent of the Company’s stockholders is required in connection with the termination of registration of the Company’s Common Shares under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 13(a) of the Exchange Act. The Board of Directors of the Company knows of no other matters other than that described in this Information Statement which have been recently approved or considered by the holders of the Company’s Common Shares.

Purpose of the Reverse Stock Split

The Reverse Stock Split is part of a transaction structured to reduce the number of record holders of Common Shares to less than 300, allowing us to suspend our reporting obligations under Section 13(a) of the Exchange Act and terminate registration of our Common Shares under Section 12(g) of the Exchange Act (the “Transaction”). This will eliminate the significant expense required to comply with the reporting and related requirements of being a publicly traded company in the U.S. Often referred to as a “going private” transaction, the Transaction will consist of a Reverse Stock Split of our Common Shares, whereby every 501 issued and outstanding shares of our Common Shares will be converted into one whole Common Share and in lieu of us issuing fractional shares to stockholders holding fractional shares as a result of the Reverse Stock Split, we will pay cash equal to $0.50 multiplied by the number of pre-Reverse Stock Split shares held by such stockholder (the “Cash Payment”).

After careful consideration, our Board of Directors has concluded that the costs associated with being a public reporting company in the U.S. are not justified by the benefits. After the Transaction, the termination of the registration of our Common Shares and suspension of our duty to file periodic reports and other information with the SEC, we will no longer be subject to the reporting and related requirements under the Exchange Act and we will cease to file reports and information with the SEC.

In determining the ratio of the Reverse Stock Split and the Cash Payment, the Special Committee assessed numerous factors including, but not limited to, analysis of our most recent fiscal quarter, general economic conditions, the existing and expected marketability and liquidity of our Common Shares and the trading price of our Common Shares on the Over-the-Counter Markets on the Pink Sheets.

Effect of the Reverse Stock Split

Based on 36,568,669 shares of the Company’s Common Shares issued and outstanding as of October 25, 2013, the Company expects that following consummation of the Reverse Stock Split, the number of outstanding shares of the Company’s Common Shares would be decreased by approximately 99.9% from 36,568,669 to approximately 58,007 shares. The Company is not proposing to reduce the amount of authorized shares of its Common Shares.

Effective Date

The Reverse Stock Split will become effective no earlier than 20 calendar days after this Information Statement is mailed to the Company’s stockholders.

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No Exchange of Stock Certificates Required

Upon the Reverse Stock Split becoming effective, stockholders who will continue as stockholders after the Reverse Stock Split (at their option and at their expense) may exchange their stock certificates representing pre-Reverse Stock Split shares of Common Shares for new certificates representing post-Reverse Stock Split shares of Common Shares. Stockholders are not required to exchange their stock certificates. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal. STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATES AND SHOULD NOT SUBMIT ANY CERTIFICATES UNLESS REQUESTED TO DO SO.

VOTING SECURITIES AND
INFORMATION ON CONSENTING STOCKHOLDERS

The affirmative vote of the holders of a majority of the voting power of the Common Shares is required to approve the Reverse Stock Split. As of October 25, 2013, there were 36,568,669 shares of Common Stock of the Company issued and outstanding. Each holder of Common Stock is entitled to one vote for each share held by such holder. In addition, the holder of the Series A Preferred Stock of the Company is entitled to voting power of 25% of the Company’s Common Shares.

Stockholders holding in the aggregate 50.96% of the voting power of the Company’s voting stock approved the Reverse Stock Split in a written consent dated October 25, 2013. No consideration was paid for the consent. The names of the consenting stockholders and the number of shares for which consent was given and the percentage of the voting power of Common Shares with respect to which such consent was given is as follows:

Name	Number of Shares for Which Consent Was Given	Percentage of Voting Power
Preferred Stock
Tony Liu	1,000,000	25%
Total	1,000,000	25%(1)
Common Stock
Tony Liu	7,230,168	14.83%
Yanchun Li	409,941	0.84%
Jun Min	475,809	0.98%
Cosimo Patti	179,895	0.37%
Binsheng Li	163,804	0.34%
Chen Liu	1,763,025	3.62%
Zhenyuan Yu	1,206,979	2.47%
Shanshan Wang	1,228,341	2.51%
Total	12,657,962	25.96%

(1) Represents shares of Series A Preferred Stock through which Mr. Liu is entitled to voting power of 25% of the Company’s Common Shares, equal to 12,189,556.

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QUESTIONS AND ANSWERS ABOUT THE
TRANSACTION

The following are some questions about the Transaction that may be raised by our stockholders, and answers to each of those questions. The answers to the questions below may not include all the information that is important to you. You are urged to read carefully the entire Information Statement and each of the documents that we have attached as exhibits to this Information Statement.

Q: What are some of the advantages of the Transaction?

A: The Special Committee believes that the Transaction may have the following advantages, among others:

•	through the Transaction we will be able to provide complete liquidity for certain of our stockholders at a price determined by the Special Committee to be fair and in the best interests of the unaffiliated stockholders, where there has, recently, been somewhat limited liquidity available through the public trading markets;

•	unaffiliated stockholders will have some ability to either buy or sell shares in order to determine whether to remain as stockholders or to be cashed out;

•	we will eliminate the significant costs related to complying with our obligations as a public company to the benefit of those stockholders remaining after the Transaction. Since we will no longer have to comply with the public reporting and other requirements of the Exchange Act and the Sarbanes-Oxley Act, we will no longer need to incur certain expenses relating to printing and mailing stockholders documents, our investor relations function, SEC filing fees and personnel time required to comply with our obligations under certain U.S. federal securities laws. We estimate that following the Transaction, we will save approximately $3,800,000 in cash before taxes annually; and

•	stockholders shares will not be obligated to pay any commissions in connection with the Transaction. However, if you hold your shares through a nominee your nominee may charge you a fee.

See the information under the captions “Special Factors—Purpose of the Transaction” and “Special Factors—Reasons for the Transaction” in this Information Statement.

Q: What are some of the disadvantages of the Transaction?

A: The Special Committee believes that the Transaction may have the following disadvantages, among others:

•	stockholders owning fewer than 501 shares of our Common Shares will not have an opportunity to liquidate their shares at a time and for a price of their choosing following effectiveness of the Transaction. Instead, these stockholders will be cashed out, will no longer be stockholders and will not have the opportunity to participate in or benefit from any future potential appreciation in our value;

•	stockholders holding our Common Shares following the Transaction will no longer have readily available to them all of the information regarding our operations and financial results that is currently available in our filings with the SEC;

•	stockholders holding our Common Shares following the Transaction will face a lack of a liquid market for their Common Shares;

•	we will have no ability to access the public capital markets and to use public securities in attracting and retaining executives and other employees and a decreased ability to use stock to acquire other companies;

•	certain rights and protections that the U.S. federal securities laws give to stockholders of public companies will cease and the termination of our Exchange Act registration will make many of the provisions of the Securities Exchange Act of 1934 that are intended to protect investors, such as the short-swing profit provisions of Section 16, the proxy solicitation rules under Section 14 and the stock ownership reporting rules under Section 13, no longer applicable, and the Sarbanes-Oxley Act, which imposed many additional rules and regulations on public companies that were designed to protect investors, will no longer apply to us;

•	we will incur costs associated with the Transaction;

•	there is the potential for renewed applicability of public reporting requirements if stockholders who continue to hold our Common Shares after the Transaction transfer stock in a manner that results in more than 300 record holders; and

•	the Transaction may be taxable for cashed out stockholders.

See the information under the caption “Special Factors—Effects of the Transaction” in this Information Statement.

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Q: What are some of the factors that the Special Committee considered in recommending approval of the Transaction?

A: In addition to the advantages and disadvantages described above, the Special Committee considered numerous factors in recommending approval of the Transaction, including:

•	the Special Committee’s discussions and conclusions about the fairness of the price of $0.50 per pre-Reverse Stock Split share to be paid following the Reverse Stock Split to our stockholders holding fractional shares as a result of the Reverse Stock Split;

•	the opinion of Roth to the effect that, as of October 24, 2013 (the date of the opinion), that the Cash Payment of $0.50 is fair to the unaffiliated stockholders of the Company in the Transaction, from a financial point of view;

•	the fact the $0.50 per share price represented a premium of $0.07 to $0.43, the 30 day volume weighted average price as of October 21, 2013 of the Common Shares;

•	the fact that there has been only a limited and inconsistent public trading market for our Common Shares;

•	the fact that a substantial number of our stockholders will have an opportunity to liquidate their holdings at a price of $0.50 per share pursuant to the Reverse Stock Split without any brokerage costs;

•	the lack of attractive strategic alternatives; and

•	the significant capital required to improve our business and the available alternatives to finance these capital expenditures.

For a more comprehensive review of the factors considered by the Special Committee, see the information under the caption “Special Factors” in this Information Statement.

Q: What are some of the factors that the board of directors considered in approving the Transaction?

A: The board considered numerous factors in approving the Transaction, including:

•	the recommendation of the Special Committee, based on the analysis and factors described herein which were adopted by the board; and

•	the Special Committee having received from its independent valuation consultants, Roth, an opinion on October 24, 2013 with respect to the fairness of the Cash Payment of $0.50 to the unaffiliated stockholders of the Company in the Transaction, from a financial point of view.

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Q: What will the effect of the Transaction be?

A: The effect of the Transaction will be as follows:

•	when the Transaction becomes effective, if you are a holder of at least one (1) share of Common Shares you will not need to take any immediate action, including exchanging or returning any existing stock certificates, although you may be contacted after the transaction to exchange your stock certificates for stock certificates for a private company reflecting your post-Reverse Stock Split number of shares. If you hold a fractional share as a result of the Reverse Stock Split you will be entitled to receive a Cash Payment based on your pre-Reverse Stock Split share equivalent of your fractional share;

•	when the Transaction becomes effective, if you are a holder of less than one (1) share of Common Shares, you will receive a Cash Payment of $0.50 per pre-Reverse Stock Split share. As soon as practicable after the Transaction, you will be notified and asked to surrender your stock certificates to the Exchange Agent. You should allow for approximately five business days after mailing for the Exchange Agent to receive your stock certificates surrendered. Upon receipt of a properly completed letter of transmittal and your stock certificates by the Exchange Agent, you will receive your Cash Payment within approximately ten business days; and

•	the Transaction will not affect holders of our outstanding options to purchase shares of our Common Shares, whether exercisable or unexercisable. Holders of outstanding options will, following the Transaction, continue to hold these options and the exercise period or vesting schedule of these stock options will not be affected; however, the exercise price and number of shares underlying such stock options shall be adjusted.

Stockholders holding our Common Shares in “street name” (i.e., in a brokerage account) may be subject to special requirements. Please carefully review the information under the caption “Special Factors—Effects of the Transaction” in this Information Statement.

Q: How will payment for shares be effected?

A: As soon as practicable after the Transaction, the Exchange Agent will send all stockholders with stock certificates representing the right to receive Cash Payments a letter of transmittal with instructions to be used to transmit Common Share certificates. Upon proper completion and execution of the letter of transmittal, and the return of the letter of transmittal and accompanying stock certificate(s) to the Exchange Agent, each stockholder entitled to receive payment will receive a check for such stockholder’s stock. Stockholders should allow for approximately five business days after mailing for the Exchange Agent to receive the letter of transmittal and accompanying stock certificate. The Exchange Agent will send a check for such stockholder’s stock within approximately ten business days after receiving such properly completed letter of transmittal and accompanying stock certificate. In the event we are unable to locate a stockholder, or if a stockholder fails properly to complete, execute and return the letter of transmittal and accompanying stock certificate to the Exchange Agent, any funds payable to such holder pursuant to the Transaction will be held in escrow until a proper claim is made, subject to applicable abandoned property laws. Please do not send your stock certificates to us or the Exchange Agent until after you have received the letter of transmittal and instructions. See the information under the caption “Special Factors -- Structure of the Transaction—Exchange of Certificates for Cash Payment” in this Information Statement.

Q: What are the interests of our directors and executive officers in the Transaction?

A: As a result of the Transaction, we estimate that certain of our directors and executive officers will increase their collective percentage beneficial ownership of our Common Shares from approximately 23% to 29%. See the information under the caption “Other Matters Related to the Transaction – Potential Conflicts of Interest” in this Information Statement.

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Q: What if I hold Common Shares in “street name”?

A: If you hold Common Shares in “street name,” then your broker, bank or other nominee is considered the stockholder of record with respect to those shares and not you. We intend to treat stockholders holding our Common Shares in street name through a nominee (such as a broker, bank or other nominee) in the same manner as stockholders whose shares are registered in their own name. Accordingly, if you hold 501 or more Common Shares in street name you will remain a stockholder after consummation of the Transaction. On the other hand, if you hold fewer than 501 Common Shares in street name it is intended that you receive cash for your shares. However, it is also possible that the bank, broker or other nominee also holds shares for other beneficial owners of our Common Shares and that it may hold 501 or more shares in the aggregate. Therefore, depending upon your nominee’s procedures, your nominee may not be obligated to treat the Transaction as affecting its beneficial holders’ shares and you may not receive cash for your fractional interests. If you hold fewer than 501 common shares in street name, we encourage you to contact your bank, broker or other nominee directly as soon as possible so that arrangements can be made, if necessary, to register your holdings to ensure that you receive the Cash Payment. See the information under the caption “Special Factors—Effects of the Transaction” in this Information Statement.

Q: What if I hold 501 or more Common Shares in the aggregate through multiple brokerage or record accounts or a combination of brokerage and record accounts, each with fewer than 501 shares?

A: If you hold a total of 501 or more Common Shares divided up among multiple brokerage and/or record accounts, each with fewer than 501 shares, we urge you to contact your bank, broker or other nominee immediately to make arrangements to register and/or consolidate your holdings or take such other steps as may be necessary in order to avoid processing delays after consummation of the Transaction. See the information under the caption “Special Factors—Effects of the Transaction” in this Information Statement.

Q: How did the Special Committee determine the Reverse Stock Split ratio of 1-for-501? Could the Special Committee determine that a different ratio should be used for the reverse split?

A: On October 25, 2013, The Special Committee initially approved a ratio for the reverse split of 1-for-501 and subsequently on October 31, 2013 altered the ratio to 1-for-501. The Special Committee may at any time prior to the effectiveness of the Reverse Stock Split determine to use a different ratio if the Special Committee determines that it is in the best interests of our stockholders to do so. If the Special Committee subsequently alters the ratio, we will provide you with notice through an amendment to this Information Statement.

Q: Can the Special Committee determine not to proceed with the Transaction as currently contemplated?

A: The Special Committee may determine not to proceed with the Transaction as currently contemplated, or to change certain of the terms of the Transaction, if it believes that abandoning or changing the terms of the Transaction is in the best interests of our stockholders. If the Special Committee determines not to proceed with the Transaction, we will continue to operate our business as presently conducted. See the information under the caption “Special Factors—Reservation” in this Information Statement.

Q: What are the U.S. federal income tax consequences of the Transaction to me?

A: A stockholder who receives no Cash Payment as a result of the Transaction generally will not recognize any gain or loss for U.S. federal income tax purposes. A stockholder who receives a Cash Payment for a fractional share of our Common Shares as a result of the Transaction generally will recognize gain or loss or be treated as having received a distribution for U.S. federal income tax purposes. The specific U.S. federal income tax consequences to a stockholder will depend on the particular circumstances of such stockholder. See “Other Matters Related to the Transaction - Certain Material U.S. Federal Income Tax Consequences” beginning on page 33. You are urged to consult with your own tax advisor regarding the tax consequences of the Transaction to you in light of your own particular circumstances.

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Q: What information will I be able to get about the Company if I continue to hold shares after the Transaction?

A:  After the Transaction, we do not intend to make available to our stockholders any financial or other information about us that is not required by law. We do not intend, but may in our discretion elect, to distribute press releases for material and other events. We will continue to hold stockholder meetings as required under Nevada law, including annual meetings, or to take actions by written consent of our stockholders in lieu of meetings.

Q:  What is the total cost of the Transaction to the Company?

A:  Upon consummation of the Transaction, a maximum of approximately $4.0 million will be required to cash-out fractional shares as part of the Transaction. However, the amount actually paid in connection with the Transaction could be less or more depending on how many shares we are actually required to cash-out upon consummation of the Transaction, which will depend in part on whether stockholders who presently own less than 501 shares buy additional shares in order to remain stockholders following the Transaction and whether stockholders who presently own 501 or more shares sell shares in order to participate in the cash-out. We anticipate incurring approximately $200,000 in advisory, legal, financial, accounting, printing and other fees and costs in connection with the Transaction. See the information under the caption “Other Matters Related to the Transaction—Source and Amounts of Funds” in this Information Statement.

Q: What does the deregistration of our Common Shares mean?

A: Following the Transaction, we expect to have fewer than 300 stockholders of record. This will make us eligible to terminate the registration of our Common Shares under the Exchange Act. Following the termination of the registration of our Common Shares under the Exchange Act, we will no longer be required to file annual, quarterly and other reports with the SEC, and beginning 90 days after such deregistration, our executive officers, directors and 10% stockholders will no longer be required to file reports with the SEC relating to their transactions in our Common Shares. Our Common Shares will not be registered on any stock exchange and we expect that any trading in our Common Shares would continue only in privately negotiated sales. See the information under the captions “Special Factors—Effects of the Transaction” in this Information Statement.

Q: Am I entitled to appraisal or dissenters’ rights in connection with the Transaction?

A: You are entitled to appraisal or dissenters’ rights under the Nevada Revised Statutes. See the information under the caption “Other Matters Related to the Transaction—Dissenters’ Rights” in and Exhibit B to this Information Statement.

Q: At what prices has our stock traded recently?

A: As of the date of this Information Statement, our Common Shares are quoted in the Over-the-Counter Markets on the Pink Sheets. On October 25, 2013, the closing price of our common shares was $0.35. See the information under the caption “Company Information—Company Securities” in this Information Statement.

Q: Am I permitted to trade my stock prior to the Reverse Stock Split?

A: Stockholders are not prohibited from or restricted in trading their shares prior to the Transaction. However, the price of our Common Shares is volatile, in part because of the low volume of trading. This volatility may increase due to the announcement of the Transaction, especially if stockholders begin purchasing in high volumes to cover short positions. See the information under the caption “Special Factors—Effects of the Transaction” in this Information Statement.

Q: Who are the Filing Persons?

A: For the purposes of this Information Statement, the “Filing Persons” are those individuals and entities required under the rules of the SEC to provide certain disclosures to our stockholders in order for us to effect the Transaction. See the information under the captions “ Company Information – the Company” and “Company Information -- Management” in this Information Statement.

Q: Who can help answer my questions?

A: If you have additional questions about the Transaction or any of the other disclosures in this Information Statement, you should contact us at + 86-10-5982-2039.

14

SPECIAL FACTORS

Material Terms

The Special Committee of our Board of Directors has authorized the Reverse Stock Split, in order to reduce the number of record holders of our Common Shares to fewer than 300. As a result of the Reverse Stock Split, stockholders holding fewer than 501 pre-Reverse Stock Split shares as of the effective date of the Reverse Stock Split will have no further interest in the Company, will no longer be stockholders of the Company. Stockholders holding 501 or more pre-Reverse Stock Split shares as of the effective date of the Reverse Stock Split will continue to be stockholders of the Company after the Reverse Stock Split.

In lieu of issuing any fractional shares otherwise issuable to stockholders who hold fewer than 501 pre-Reverse Stock Split shares, we will make the Cash Payment of $0.50 per pre-Reverse Stock Split share to such stockholders. Stockholders owning at least 501 pre-Reverse Stock Split shares, who after the Reverse Stock Split will continue as stockholders, but own a fractional share as the result of the Reverse Stock Split, will receive a Cash Payment based on the pre-Reverse Stock Split share equivalent of their fractional share. All such fractional shares acquired by the Company in the Reverse Stock Split will be cancelled and returned to the status of authorized but unissued shares.

Purpose of the Transaction

The purpose of the Transaction is to reduce the number of record holders of our Common Shares to fewer than 300, thereby enabling us to deregister our Common Shares under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder. This will enable us to terminate the Company’s status as a public reporting company with the SEC and reduce the financial and administrative costs incurred with respect to such status. The Transaction is an isolated transaction and is not pursuant to a plan to periodically increase a stockholder’s proportionate interest in our assets or earnings and profits.

In determining whether the number of our stockholders of record falls below 300 as a result of the Reverse Stock Split, we must count stockholders of record in accordance with Rule 12g5-1 under the Exchange Act. Rule 12g5-1 provides, with certain exceptions, that in determining whether issuers, including the Company, are subject to the registration provisions of the Exchange Act, securities are considered to be “held of record” by each person who is identified as the owner of such securities on the respective records of security holders maintained by or on behalf of the issuers.

As a result of the Reverse Stock Split, we anticipate that the number of shares of our Common Shares issued and outstanding will be reduced from 36,568,669 (the number outstanding as of October 25, 2013) to approximately 58,007. After completion of the proposed acquisition of fractional shares, we anticipate that: (i) the total number of record holders of our Common Shares will be reduced from approximately 359 to 111; and(ii) the total number of holders holding our Common Shares in street name will be reduced from approximately 16,140 to 3,528.

The cash-out of fractional stockholder interests represents the anticipated cancellation of 7,507,160 pre-Reverse Stock Split shares, or approximately 20.5% of our outstanding pre-Reverse Stock Split shares.

We estimate that the total cash to be paid to stockholders will be approximately $4.0 million. In addition, the expenses incurred to effect the Transaction are estimated to be approximately $200,000. The cash to be paid to stockholders and for expenses are expected to be paid out of our currently available cash. The fractional shares acquired in the Transaction will be cancelled and returned to the status of authorized but unissued shares of our Common Shares.

Upon the filing of the Form 15, our obligation to file periodic reports under the Exchange Act will be immediately suspended. Deregistration of our Common Shares will be effective 90 days after filing of the Form 15. Upon deregistration of our Common Shares, our obligation to comply with the requirements of the proxy rules and to file proxy statements under Section 14 of the Exchange Act will also be terminated. We will not be required to file periodic reports with the SEC in the future unless we subsequently file another registration statement under the Securities Act of 1933, as amended or again have record holders of our Common Shares in excess of 300 on the first day of a subsequent fiscal year.

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Background of the Transaction

We have been a publicly reporting company since 2000. As a public reporting company, we expected to be able to leverage our public company equity to raise capital and pursue acquisitions to help grow our business and expand our operations; however, in recent years, we have been unable to raise significant capital and have derived only minimal benefits from being a public reporting company. In addition, as a result of the delisting of our Common Shares from the NYSE in May 2012, we have been quoted in the Over-the-Counter Market on the Pink Sheets resulting in low trading volume of our Common Shares and our low market capitalization have reduced the traditional liquidity benefits of being a public reporting company to our stockholders. Our Common Shares have failed to attract significant interest from institutional investors or market analysts, which could have created a more active and liquid market for our Common Shares. Our Board of Directors does not presently intend to raise capital through sales of our securities in a public offering or to acquire other businesses or entities using our securities as consideration.

As a result of the foregoing, we are not likely to make use of the advantages for raising capital, effecting acquisitions or other purposes that our status as a public reporting company may offer. In August, 2013, we began evaluating: (i) the advantages and disadvantages of being a public reporting company, including the costs with respect to filing reports and other information with the SEC, complying with certain of the rules and regulations under the Sarbanes-Oxley Act of 2002, and complying with applicable corporate governance requirements, and (ii) the low trading price for our common shares in view of his belief that it did not reflect the real value of the Company.

In August 2013, we began to consider various alternatives to pursue that may enable us to continue to remain as a publicly listed company, but that would provide capital for us to continue operating our business. At a meeting of the Board of Directors on August 19, 2013, Mr. Liu discussed options such as : selling the Company’s assets, selling the Company, and soliciting strategic investors, but the Board did not believe that any of such option would be in the best interests of the stockholders. In August, 2013, our independent directors retained Roth solely for the purpose of undertaking a valuation analysis of the Company to assist the Board of Directors in determining if there were other possible strategic alternatives.

Reasons for the Transaction

Although we have been a public reporting company since 2000, we believe that now we can derive only minimal benefits from being a public reporting company. Benefits of being a public reporting company (“Public Company Benefits”) typically include:

•	access to the public markets for liquidity purposes for our stockholders;

•	access to the public markets for purposes of raising capital through the sale of securities; and

•	the ability to make acquisitions using securities as consideration.

Our Common Shares were delisted from the NYSE in May 2012, and since then have been quoted in the Over-the-Counter Market on the Pink Sheets. Even prior to our delisting our Common Shares had failed to attract significant interest from institutional investors or market analysts. This has resulted in a relatively low trading volume and market capitalization, which has limited the liquidity benefit to our stockholders. In addition, the legal requirements of public reporting companies create large administrative and financial costs for us. As a small company with limited managerial resources, we believe that these financial resources and this time could more effectively be devoted to other purposes.

Our Board of Directors believes that consummating a “going private” transaction is a necessary step to reduce corporate overhead costs by eliminating the costs associated with being a public reporting company, including with respect to filing reports with the SEC, complying with certain of the rules and regulations under the Sarbanes-Oxley Act of 2002, and complying with applicable corporate governance requirements. Furthermore, our Board of Directors has determined that the costs of being a public reporting company currently outweigh the Public Company Benefits and, thus, that it is no longer in the best interests of the Company or its stockholders, creditors, or other stakeholders, including unaffiliated stockholders, for the Company to remain a public reporting company, for the reasons described below. The primary purpose of the Transaction is to reduce the number of record holders of our Common Shares to fewer than 300 to enable us to elect to deregister our Common shares under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder. The Board believes that the Transaction provides the most certainty for the Company to achieve this purpose.

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•	Exchange Act Reporting Costs . The Company incurs significant direct and indirect costs in complying with its periodic reporting and other obligations under the Exchange Act (collectively, the “Public Company Costs”), including: the legal, accounting, printing, mailing, public relations, compliance and administrative costs of preparing, reviewing, filing, printing and distributing the reports and other filings required under the Exchange Act; the broker and transfer agent charges for forwarding materials to beneficial holders of our Common Shares; management’s time and attention expended in preparing and reviewing such reports and other filings; and the substantially higher premiums for directors’ and officers’ insurance policies payable by public reporting companies. The Company’s direct, out-of-pocket costs comprising the Public Company Costs were approximately $3,800,000 during 2012.

While we presently have no specific plans to do so, we may, periodically, send stockholders financial and/or other information. We anticipate that our consolidated financial statements will be subject to audit only to the extent required by applicable law and covenants in any credit or financing agreement which we may enter. We expect that, in connection with any pending litigation, contractual, regulatory and general business issues, we will, from time to time, engage and confer with outside counsel, as needed.

In addition, the Board of Directors believes that the Transaction and subsequent deregistration of our Common Shares and the suspension of our duty to file periodic reports and other information with the SEC, will allow our management and employees to devote more time and effort to improving our operations.

•	Liquidity for Small Stockholders . Our Board of Directors believes that our stockholders may be deterred from selling their shares because of the lack of an active trading market and because of disproportionately high brokerage costs. The trading volume in our common shares has been, and continues to be, limited. Our Common Shares do not trade every day. The average daily trading volume of our Common Shares over the twelve-month, six-month and three-month periods ended October 21, 2013 was approximately 26,794, 19,355 and 14,860 shares, respectively. Our Board of Directors believe that the Transaction would give stockholders who are cashed out an opportunity to receive a fair price in cash for their shares without having to pay disproportionately high brokerage commissions. The Cash-Out Price of $0.50 per share of our common shares held prior to the Reverse Stock Split represents a premium of 16.3% over the volume weighted average closing price of our Common Shares during the 30-trading day period ended October 21, 2013.

•	Lack of Capital from Public Markets . In addition to the Public Company Costs, the Company is not able to, and does not presently intend to exploit, many of the Public Company Benefits. The price of our Common Shares has significantly declined over the last two years, from a high of $1.86 during the quarter ended March 31, 2012 to a low of $0.32 during the quarter ended December 31, 2012. The current trading price of our Common Shares would make using it as a vehicle to raise capital or to provide acquisition consideration extremely dilutive to our stockholders. As a result, the Company is not receiving any of the traditional Public Company Benefits, yet, the Public Company Costs continue to increase, substantially depleting the limited resources of the Company. The increase in costs arises, among other things, because of an increase in securities regulation. Our Board of Directors believes that the Public Company Costs, if continued, would be detrimental to the financial condition of the Company.

Other Public Company Benefits which exist for the benefit of public stockholders include: (i) the rights and protections afforded stockholders by the federal securities laws; (ii) the substantive requirements of the federal securities laws, including the Sarbanes-Oxley Act of 2002, which are imposed on public companies; and (iii) limitations and reporting requirements imposed on officers and directors of public companies, including restrictions on short-swing trading and the reporting obligations of officers and directors. These benefits were not considered to outweigh the Public Company Costs due to the small size of the Company, its limited staffing and the lack of a liquid trading market for our Common Shares. Accordingly, our Board of Directors has determined that the Public Company Costs, currently and in the foreseeable future, will continue to outweigh the Public Company Benefits and, thus, it is no longer in the best interests of the Company or its stockholders, creditors, or other stakeholders, including its unaffiliated stockholders, for the Company to remain a public reporting company.

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Effects of the Transaction

Effects of the Transaction on our Stockholders. Based on information available to us, we estimate that the Transaction will reduce the total number of record holders of our Common Shares from approximately 359 to approximately 111. The reduction in the number of our record stockholders below 300 will enable us to deregister our Common Shares under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder, which will substantially reduce the information required to be furnished by us to the public, including our stockholders.

We intend to apply for deregistration of our Common Shares and suspension of our duty to file periodic reports and other information as soon as practicable following completion of the Transaction. See “Special Factors - Purpose of the Transaction.” However, the Special Committee reserves the right, in its discretion, to abandon, postpone or modify the Transaction prior to the effective date of the Reverse Stock Split if it determines that doing so is in our best interests and the best interests of our stockholders. See “Special Factors - Structure of the Transaction - Reservation” beginning on page 30.

When the Transaction is consummated, stockholders owning fewer than 501 pre-Reverse Stock Split shares will no longer have any equity interest and will not participate in our future earnings or any increases in the value of our assets or operations. Such stockholders owning fewer than 501 pre-Reverse Stock Split shares will, following the Transaction, have their pre-Reverse Stock Split shares cancelled and converted into the right to receive the Cash Payment. As soon as practicable after the effective date of the Reverse Stock Split, we will send these stockholders a letter of transmittal with instructions as to how such stockholders will be paid the Cash Payment. The letter of transmittal will include instructions on how to surrender stock certificates to our exchange agent.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” with respect to those shares. Your broker or other nominee is considered, with respect to those shares, the stockholder of record. Although the Transaction is designed to reduce the number of stockholders of record, we intend to treat stockholders holding Common Shares in street name held through a broker or other nominee in the same manner as stockholders whose shares are registered in their names for purposes of the Transaction. Nominees will be instructed to effect the Transaction for their beneficial owners. However, nominees may have different administrative procedures with respect to how they communicate with beneficial owners, and stockholders owning shares in street name should contact their nominee(s).

Stockholders owning at least 501 pre-Reverse Stock Split shares, who after the Reverse Stock Split will continue as stockholders, and option holders, will benefit from any future increase in our earnings. Such stockholders will continue to have an equity interest in the Company after the Transaction and will own a security, the liquidity of which may be severely restricted. Such stockholders will also be entitled to a Cash Payment, only if they hold a fractional share as the result of the Reverse Stock Split. They will receive a Cash Payment based on the pre-Reverse Stock Split share equivalent of their fractional share.

Effects of the Transaction on our Affiliates. As of October 25, 2013, our officers and directors hold an aggregate of 8,352,073 shares of our Common Shares and vested options for 439,469 shares of our Common Shares and, therefore, will continue to hold our Common Shares after the Transaction, and they will not receive a Cash Payment for fractional shares. Additionally, none of our officers and directors will continue to be subject to the reporting requirements of Section 16 of the Exchange Act or be subject to the short-swing profit recapture provisions thereunder. Stockholders acquiring more than 5% of our common shares will no longer be required to report their beneficial ownership under the Exchange Act. The beneficial ownership percentage and the reduction in the number of Common Shares outstanding following the Transaction may increase or decrease depending on purchases, sales, and other transfers of Common Shares by our stockholders prior to the effective time of the Reverse Stock Split, and the number of shares that are actually cashed-out in the Transaction. The beneficial ownership percentage of shares of our Common Shares held by our officers and directors and the beneficial ownership percentage of the stockholders who will continue to hold our Common Shares after the Transaction, may increase or decrease as a result of such purchases, sales and other transfer of shares of our Common Shares by our stockholders prior to the effective time of the Reverse Stock Split, and depending on the number of shares that are actually cashed-out in the Transaction.

Potential Disadvantages of the Transaction to Stockholders. While we believe that the Transaction will result in the benefits described above, several disadvantages should also be noted:

•	after the Transaction, we will deregister our Common Shares under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder and, therefore, we will no longer be subject to the reporting requirements under the Exchange Act, such as periodic filings of financial statements and proxy or Information Statement disclosures in connection with stockholder meetings;

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•	we will no longer report our quarterly or annual results of operations or activities in reports filed with the SEC under the Exchange Act;

•	because the reporting requirements of the Exchange Act will no longer apply, less information about us will be required to be furnished to those stockholders who will continue to hold our Common Shares after the Transaction;

•	the reporting and short-swing profit recapture provisions of Section 16 of the Exchange Act will no longer apply to our executive officers, directors and 10% stockholders;

•	although we plan, at this time, to continue to engage independent accountants to audit the annual financial statements of the Company, these financial statements may be less comprehensive than the financial statements we are required to maintain and report as a public reporting company;

•	stockholders owning less than 501 pre-Reverse Stock Split shares will, after giving effect to the Transaction, no longer have any equity interest in the Company and, therefore, will not participate in our future earnings or growth, if any; and

•	the Transaction will require stockholders owning less than 501 pre-Reverse Stock Split shares to involuntarily surrender their shares in exchange for cash, rather than choosing their own time and price for disposing of their shares of our Common Shares.

Financial Effects of the Transaction. Completion of the Transaction will require us to spend approximately $200,000, which includes legal, financial and other fees and costs related to the Transaction. This estimate does not include the cost of the aggregate cash payment to Discontinued Stockholders, which we estimate will be approximately $4.0 million. These costs will be offset by the costs we would otherwise incur as a public reporting company to comply with SEC reporting requirements, which we estimate to be approximately $3,800,000 per year.

Trading Market for Our Common Shares. Our Common Shares are currently quoted in the Over-the-Counter market on Pink Sheets. The Pink Sheets is a listing service that offers financial and other information about issuers of securities, and collects and publishes quotes of market makers for over-the-counter securities through its website at www.pinksheets.com. The Pink Sheets is not a stock exchange, and we do not have the ability to control whether our shares are quoted on the Pink Sheets. Trading opportunities in the Pink Sheets will be dependent upon whether any broker-dealers commit to make a market for our Common Shares. Accordingly, we do not guarantee or anticipate whether our Common Shares will continue to be quoted on the Pink Sheets. We give no assurance, however, that there will be any Pink Sheets quotations after the Transaction or that they will continue for any length of time.

Fairness of Transaction

The Board of Directors established the Special Committee and delegated to it the authority to review, analyze and evaluate the fairness of the Transaction, present its conclusion and make a recommendation to the Board, after which the Board could determine whether to adopt the Special Committee’s conclusion on fairness or undertake its own evaluation. The Special Committee fully reviewed and considered the terms, purpose, alternatives and effects of the Transaction and has determined that the Transaction is in the best interests of the Company and is substantively and procedurally fair to the stockholders of the Company, including: (i) our stockholders who will be cashed-out as a result of the Transaction and (ii) our stockholders who will continue to hold our Common Shares after the Transaction. After studying the Transaction and its anticipated effects on our stockholders, the Special Committee unanimously approved the Transaction and deemed it procedurally and substantively fair to all of the Company’s stockholders and to the Company and recommended to the Board of Directors that it approve the Transaction.

The Board of Directors has fully reviewed and considered the terms, purpose, alternatives and effects of the Transaction, together with the analysis of the Special Committee described in this section “Fairness of the Transaction,” and has unanimously adopted the determination and recommendation of the Special Committee regarding the fairness of the Transaction.

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Fairness of the Substance of the Transaction . In determining the fairness of the Transaction, the Special Committee considered the factors discussed below, in addition to the alternative transactions discussed in “Special Factors – Background of the Transaction” beginning on page __. In light of these factors, the Special Committee believes that the Transaction is substantively fair to the Company’s stockholders, including our stockholders who will be cashed-out as a result of the Transaction and our stockholders who will continue to hold our Common Shares after the Transaction. The Special Committee did not assign specific weight to the factors set forth below in a formulaic fashion. Moreover, in their considerations, individual directors may have given differing weights to different factors. However, the Special Committee did place special emphasis on the significant cost and time savings we expect the Company to realize from deregistration of our Common Shares under the Exchange Act and the suspension of our duty to file periodic reports and other information with the SEC thereunder.

Significant Cost and Time Savings . By deregistering our Common Shares and suspending our duty to file periodic reports with the SEC, we expect to realize recurring annual cost savings of approximately $3,800,000, which represents our Public Company Costs and includes savings from personnel expense relating to the time spent by our management to prepare and review our reports required to be filed with the SEC under the Exchange Act. In addition, the Special Committee has determined that the Public Company Costs, currently and in the foreseeable future, will continue to outweigh the Public Company Benefits and, thus, it is no longer in the best interests of the Company or its stockholders, creditors, or other stakeholders, including its unaffiliated stockholders, for the Company to remain a public reporting company. See the “Special Factors - Purpose of the Transaction” and “Special Factors - Reasons for the Transaction” beginning on pages 15 and 16, respectively.

Opportunity to Remain a Holder of, or to Liquidate, Common Shares . Another factor considered by the Special Committee in determining the fairness of the Transaction to holders of our Common Shares is the opportunity the Company’s stockholders have to remain stockholders or to liquidate their Company holdings. Current holders of fewer than 501 shares of our Common Shares can either remain Company stockholders by acquiring additional shares so that they own at least 501 shares of our Common Shares immediately before the effective date of the Reverse Stock Split or be cashed out in the Reverse Stock Split. If a stockholder purchases additional shares of our Common Shares, then the stockholder may incur brokerage fees or commissions. Holders of fewer than 501 shares of our Common Shares at the effective time of the Reverse Stock Split will have their fractional post-Reverse Stock Split shares purchased by the Company at a premium price without paying any brokerage fees or commissions. The Special Committee did not quantify the consideration of brokerage fees and commissions paid for having such fractional shares cashed out in the Reverse Stock Split since such fees, if any, vary significantly depending upon the method used to acquire or dispose of shares. Conversely, stockholders who own 501 shares or more and who desire to liquidate their shares in connection with the Transaction at the premium price offered can reduce their holdings to less than 501 shares by selling or gifting shares prior to the effective date of the Reverse Stock Split. The Special Committee did not place undue emphasis on this factor due to the limited trading market for our common shares. See “Special Factors - Reasons for the Transaction” and “Special Factors - Structure of the Transaction” beginning on pages 16 and 29, respectively.

Recent and Historical Trading Prices . The Special Committee considered recent and historical trades of our Common Shares. Since May 2012, our Common Shares have been quoted in the Over-the-Counter market on the Pink Sheets.

The recent and historical trading of our Common Shares relates to the fairness of the Transaction to unaffiliated stockholders because it provides some insight into how the market has historically valued our Common Shares. Since Discontinued Stockholders will no longer be able to directly participate in the financial success of the Company, the Cash Payment paid to these stockholders as a result of the Reverse Stock Split represents the final opportunity to obtain value for their investment. Although not a perfect measure, the trends over time in the market price of our Common Shares reflect market perceptions about the Company’s intrinsic value.

Based on the foregoing, the Special Committee determined that a Cash Payment based on the historical trading prices of our Common Shares would be an appropriate method of determining the fair value of shares of our Common Shares being cashed out in the Transaction. In its deliberations concerning the fairness of the Transaction, the Special Committee considered:

•	the historical trading prices for our Common Shares over the past two (2) years (ranging from a low of $.32 to a high of $1.86);

•	the historical trading prices for our Common Shares during the 30-trading day period ended October 21, 2013 (a low of $0.30 and a high of $1.40); and

•	a recent closing price of our Common Shares ($0.35 as of October 25, 2013).

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The Cash Payment to stockholders of $0.50 per share represents a 16.3% premium to the volume weighted average closing price of our Common Shares during the 30-trading day period ended October 21, 2013, which was $0.43. The Cash Payment to our stockholders of $0.50 represents a premium of approximately 28.2% over the $0.39 closing price of our Common Shares on October 21, 2013. The Special Committee determined that, as a result these premiums, the Cash-Out Price was a fair price for the shares our Common Shares being cashed out in the Transaction in light of the factors considered by the Special Committee.

Net Book Value of Our Common Shares, Excluding Minority Interest and Intangible Assets. Net book value is based upon the historical cost of the Company’s assets and ignores the value of the company as a going concern. Our net book value per outstanding share of our Common Shares as of: (i) December 31, 2011 and 2012 was $9.38 and $8.58, respectively, and (ii) June 30, 2013 was $7.95.

Liquidity of Our Common Shares. The Special Committee discussed the lack of an active trading market for our common shares, the lack of any market analyst coverage of the Company and our inability to access the public capital markets as some of the indications that our stockholders are not receiving the typical Public Company Benefits. Specifically, the Special Committee considered that our Common Shares had an average daily trading volume over the six-month period ended June 30, 2013 of approximately 28,905 shares, respectively. The Special Committee determined that the lack of liquidity of our common shares was an additional indication of fairness to the Discontinued Stockholders. See “Special Factors - Reasons for Transaction” beginning on page 16.

Equal Treatment of Affiliated and Unaffiliated Holders of Our Common Shares. The Transaction will not affect holders of our Common Shares differently on the basis of affiliate status. The sole determining factor in whether a stockholder will no longer hold our Common Shares after the Transaction or will continue as a holder of our Common Shares as a result of the Transaction is the number of shares of our Common Shares held by the stockholder as of the effective date of the Reverse Stock Split.

Minimum Effect on Voting Power. The Transaction will have a minimum effect on the voting power of the Company’s stockholders.. The voting and other rights of our Common Shares will not be affected by the Transaction. The only effect of the Transaction on the Company’s voting power will be a slight change in the overall ownership percentage of the stockholders who continue to hold our Common Shares following the Transaction.

The Special Committee also considered the following possible disadvantages of effecting the Transaction:

Reduction of Market for Our Common Shares. After the completion of the Transaction and the deregistration of our Common Shares and suspension of our duty to file periodic reports and other information with the SEC, and our stockholders may experience reduced liquidity for their shares of our Common Shares, even if our Common Shares continue to be quoted in the Pink Sheets. See “Special Factors - Effects of the Transaction” beginning on page 18 for more information.

Possible Decline in Price of Our Common Shares. After the completion of the Transaction, our stockholders may experience reduced liquidity for their shares of our Common Shares. This reduced liquidity may adversely affect the market price of our Common Shares. See “Special Factors - Effects of the Transaction” beginning on page 18 and “- Termination of Publicly Available Information about the Company” immediately below.

Termination of Publicly Available Information About the Company. After deregistration of our Common Shares and suspension of our duty to file periodic reports and other information with the SEC, information regarding our operations and financial results that is currently available to the general public and our stockholders will no longer be readily available, and stockholders seeking information about us will have to contact us directly to receive such information. We may or may not provide stockholders with information, upon request or otherwise, that we are not required by law to provide. The Special Committee believes that the overall benefits to the Company of no longer being a public reporting company substantially outweigh the disadvantages associated with a lack of publicly available information about the Company. See “Special Factors - Effects of the Transaction” beginning on page 18.

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Sarbanes-Oxley Act and Other Reporting and Disclosure Provisions Will No Longer Apply to the Company. After the completion of the Transaction and the deregistration of our Common Shares and suspension of our duty to file periodic reporting and other information with the SEC, we will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act that apply to public companies, including the requirement that the chief executive officer and the chief financial officer certify the accuracy of the financial statements contained in our Exchange Act filings. In addition, our officers, directors and 10% or greater stockholders will no longer be subject to the short-swing profit recapture provisions and reporting requirements of Section 16 of the Exchange Act. See “Special Factors - Effects of the Transaction” beginning on page 18.

The Company Will No Longer Have the Potential Benefits Normally Associated with Public Reporting Company Status. Another potential disadvantage of the Transaction is that we will no longer have the Public Company Benefits, such as better access to the capital markets for issuances of securities. We would still have access to capital markets, but if we were to conduct a public offering of our securities, we would have to again become a reporting company, and the expenses that we are seeking to eliminate would then be reinstated. We believe that the cost savings from ceasing to be a public reporting company outweigh the drawbacks of losing more ready access to the capital markets.

Certain Stockholders Will Not Participate in Future Increases in Our Value. Following the Transaction, stockholders who own less than 501 pre-Reverse Stock Split shares will no longer have an equity interest in the Company and will not participate in our future earnings or any increases in the value of our assets or operations. See “Special Factors - Effects of the Transaction” beginning on page 18.

Although potentially relevant to a determination of fairness of the Transaction, the factors listed below, for the reasons given, were determined by the Special Committee to not be applicable to the Company and were not considered or were not given any weight by the Special Committee.

Liquidation Value. The Special Committee viewed the liquidation value of the Company to be an inappropriate measure for the purpose of evaluating the fairness of the Cash Payment. There is no present intention of liquidating the Company. Further, the Transaction will only result in the termination of an equity interest by the stockholders reduced to fractional shares as a result of the Reverse Stock Split. The total of all such shares represents approximately 20.5% of our outstanding pre-Reverse Stock Split shares. A liquidation process would also involve additional legal fees, costs of sale and other expenses that would reduce any amounts that stockholders might receive upon a liquidation. Given the other factors considered by the Special Committee as described in this Information Statement, the Special Committee did not pursue a liquidation value approach.

No Firm Offers. We have not received during the last two years any firm, unconditional offers for a merger or consolidation with or into another company, or vice versa, or the sale or transfer of all or substantially all of our assets to another company, or a purchase of our securities by another person that would involve a change in our control on terms satisfactory to the Company.

The Special Committee believes that all of the factors mentioned above, both favorable and unfavorable, when viewed together support a conclusion that the Transaction is substantively fair to all the Company stockholders, including those stockholders who will be cashed out as a result of the Transaction and those who will continue to be stockholders of the Company after the Transaction. The Special Committee set the Cash Payment Price at $0.50 based on the factors described above, and in particular, the premium that the Cash Payment represents over the historic trading prices and net book value of our common shares as discussed above.

Fairness Opinion of Roth. The Special Committee considered the financial analyses reviewed and discussed with the Special Committee by representatives of Roth and the opinion of Roth delivered on October 24, 2013 with respect to the fairness, from a financial point of view, of the Cash Payment to certain stockholders of the Company. The Special Committee engaged Roth because of its familiarity with the Company, the Company’s industry and with U.S.-listed Chinese companies, as well as its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions. There is no material relationship that has existed during the past two years, or is mutually understood to be contemplated in the future, between Roth and the Company. Other than the valuation analysis prepared by Roth at the request of the Special Committee in August 2013, there has been no material relationship between the Company and Roth during the last two years.

Procedural Fairness of the Transaction . In addition to the fairness of the substance of the Transaction, the Special Committee believes that the process by which decisions were made regarding the Transaction is fair to the Company’s stockholders, including those stockholders who will be cashed out as a result of the Transaction and to those stockholders who will continue to be stockholders of the Company after the Transaction.

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The Special Committee noted that stockholders can purchase, subject to availability, prior to the effective date of the Reverse Stock Split, such additional shares of our Common Shares through the market in order to make their holdings of our Common Shares exceed 501 shares, thereby avoiding the result of fractional shares from the Reverse Stock Split.

The Special Committee has not granted unaffiliated stockholders access to our corporate files nor has it extended the right to retain counsel or appraisal services at our expense and no one has retained any unaffiliated representative to act solely on behalf of unaffiliated stockholders for any purpose. With respect to unaffiliated stockholders’ access to our corporate files, the Special Committee believes that this Information Statement, together with our other filings with the SEC, provide adequate information for unaffiliated stockholders. In deciding not to adopt these additional procedures, the Special Committee also took into account factors such as our size and financial capacity and the costs of such procedures.

Summary of Fairness Opinion

Pursuant to an engagement letter dated August 21, 2013, the Special Committee retained Roth to act as its financial advisor in connection with the Transaction and, at the Special Committee’s request, to render an opinion to the Special Committee that the Cash Payment represents a fair value, from a financial point of view, for our Common Shares.

On October 24, 2013, Roth delivered its opinion to the Special Committee that, as of October 21, 2013, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the Cash Payment represents a fair value, from a financial point of view, for our Common Shares.

The full text of Roth’s written opinion, dated October 24, 2013, is attached as Exhibit A and is incorporated by reference herein. Stockholders of the Company are urged to read the entire opinion carefully and in its entirety to learn about the assumptions made, procedures followed, matters considered and limits on the scope of the review undertaken by Roth in rendering its opinion. The analysis performed by Roth should be viewed in its entirety; none of the methods of analysis should be viewed in isolation when reaching a conclusion on whether the consideration was fair. The opinion addresses only the fairness of the Cash Payment, from a financial point of view, to the value of our Common Shares as of October 21, 2013, and does not address the Company’s underlying business decision to proceed with or effect the Transaction or the likelihood of consummation of the Transaction. Roth’s opinion was directed to the Special Committee in connection with its consideration of the Transaction and was not intended to be,

In arriving at its opinion, Roth:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;
•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;
•	reviewed certain financial projections prepared by the management of the Company (the “Financial Projections”);
•	discussed the past and current operations, financial condition and the prospects of the Company with senior executives of the Company;
•	reviewed the reported prices and trading activity for the Company’s Common Shares;
•	reviewed the financial terms, to the extent publicly available, of certain precedent acquisition transactions;
•	compared the financial performance of the Company and the prices and trading activity of the Company’s Common Shares with that of certain other publicly-traded companies we deemed comparable with the Company and its securities; and
•	performed such other analyses, reviewed such other information and considered such other factors as Roth deemed appropriate.

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For its opinion, Roth assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by the Company, and formed a substantial basis for its opinion and further relied upon the assurances of the management of the Company that information furnished by them for purposes of its analysis did not contain any material omissions or misstatements of material fact. With respect to the Financial Projections, Roth was advised by the management of the Company and assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company, and Roth expressed no view as to the assumptions on which they are based. Roth did not consider or pass upon, in any respect, any required corporate, government or third party approvals that may be required in connection with the Reverse Stock Split nor whether the terms of the Reverse Stock Split would be held by a court of competent jurisdiction to be consistent with the duties of the directors of the Company to the Company's stockholders. Roth assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Reverse Stock Split, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on the Company.

Roth did not make any independent valuation or appraisal of the assets or liabilities (fixed, contingent or otherwise) of the Company, nor was it furnished with any such valuations or appraisals. Roth did not evaluate the solvency of the Company under any law of any jurisdiction relating to bankruptcy, insolvency or similar matters.

Roth is not a legal, tax, accounting or regulatory advisor. Roth is a financial advisor only and has relied upon, without independent verification, the assessment of the Company and its legal, tax, accounting and regulatory advisors with respect to legal, tax, accounting and regulatory matters. Roth’s opinion did not address the underlying business decision of the Company to effect the Reverse Stock Split or the relative merits of the Reverse Stock Split as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

Roth’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of October 21, 2013. Events occurring after such date may affect the opinion and the assumptions used in preparing it, and Roth did not assume any obligation to update, revise or reaffirm the opinion.

Roth’s opinion addressed only the fairness of the Cash Payment, from a financial point of view, to the value of the Company’s Common Shares as of October 21, 2013. The issuance of Roth’s opinion was approved by a fairness opinion committee of Roth.

Summary of Material Financial Analysis

The following is a summary of the material financial analyses performed by Roth in connection with Roth’s opinion relating to the Cash Payment in connection with the Transaction. The rendering of an opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Roth. The order of analyses described below does not represent the relative importance or weight given to those analyses by Roth. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Roth’s financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Roth’s financial analyses.

In performing its analyses, Roth made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Roth does not assume any responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below.

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Selected Publicly Traded Comparable Companies. In order to assess how the public market values shares of publicly traded companies similar to the Company, Roth reviewed and compared certain financial information relating to the Company with selected companies, which, in the exercise of its professional judgment and based on its knowledge of the industry, Roth deemed relevant to the Company. Although none of the selected companies is identical to the Company, Roth selected these companies because they had publicly traded equity securities and were deemed to be similar to the Company in one or more respects including the nature of their business, size, financial performance, geographic concentration and listing jurisdiction. The selected comparable companies were:

•	Aoxing Pharmaceutical
•	Bohai Pharamceuticals
•	China BCT Pharmacy Group, Inc.
•	China Pharma Holdings
•	Shengtai Pharmaceuticals, Inc.

For the Company and each of the selected companies, Roth calculated and compared various financial multiples and ratios of the Company and the selected comparable companies based on each respective company’s public filings for historical information and third-party research estimates from Capital IQ for forecasted information.

In its review of the selected companies, Roth considered, among other things, (i) market capitalizations (computed using closing stock prices as of October 17, 2013), (ii) enterprise values (“EV”), (iii) EV as a multiple of reported revenue for the latest twelve-month period (“LTM”), (iv) EV as a multiple of reported earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the LTM estimated EBITDA, and (v) price as a multiple of reported earnings for the LTM. This information and the results of these analyses are summarized in the following table:

($ in millions, except per share amounts)		Share Price	Diluted	Market	Enterprise	LTM	LTM	LTM	EV/LTM	EV/LTM	P/
Company	Ticker	10/17/13	Shares	Cap	Value	Revenue	EBITDA	Net Income	Revenue[1]	EBITDA[1]	LTM E2
Aoxing Pharmaceutical	AMEX:AXN	$ 0.27	49.8	13.5	33.4	10.5	(3.0)	(20.0)	3.2x	NM	NM
Bohai Pharmaceuticals	OTCPK:BOPH	$ 0.47	17.9	8.4	38.7	147.4	32.2	17.8	0.3x	1.2x	0.5x
China BCT Pharmacy Group	OTCPK:CNBI	$ 0.18	38.2	6.9	38.7	237.2	25.3	16.7	0.2x	1.5x	0.4x
China Pharma Holdings	AMEX:CPHI	$ 0.34	43.6	14.8	15.4	40.1	(5.5)	(7.2)	0.4x	NM	NM
Shengtai Pharmaceutical Inc.	OTCPK:SGTI	$ 0.17	9.6	1.6	84.3	218.8	15.9	0.7	0.4x	5.3x	2.3x

	Minimum	$ 0.17	9.6	1.6	15.4	10.5	(5.5)	(20.0)	0.2x	1.2x	0.4x
	25th Percentile	$ 0.18	17.9	6.9	33.4	40.1	(3.0)	(7.2)	0.3x	1.4x	0.4x
	Median	$ 0.27	38.2	8.4	38.7	147.4	15.9	0.7	0.4x	1.5x	0.5x
	75th Percentile	$ 0.34	43.6	13.5	38.7	218.8	25.3	16.7	0.4x	3.4x	1.4x
	Maximum	$ 0.47	49.8	14.8	84.3	237.2	32.2	17.8	3.2x	5.3x	2.3x

1)           All EV/EBITDA multiples below 0x and above 50x are considered “NM”.

2)           All P/E multiples below 0x and above 50x are considered “NM”.

Roth considered that although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to the Company’s business. Accordingly, Roth’s comparison of selected companies to the Company and analyses of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and the Company.

25

Selected Precedent Transaction Analysis. Roth reviewed and compared the purchase prices and financial multiples paid in selected other transactions that occurred between 08/20/2008-10/17/2013 for companies that manufacture and sell pharmaceutical products in China where the enterprise value was between $10 million and $200 million and where there was a change of control. For each of the selected transactions, Roth reviewed the enterprise value in the transaction as a multiple of LTM revenue and LTM EBITDA and reviewed the price to earnings in the transaction as a multiple of the LTM price to earnings. Such multiples for the selected transactions were based on publicly available information at the time of the relevant transaction. The selected transactions analyzed are set out in the following table:

Date	Target	Buyer	Transaction Value ($M)	EV/ LTM Revenue	EV/ LTM EBITDA	P/ LTM E
7/1/13	Yangling Dongke Maidisen Pharmaceuticals	Renhe Pharmacy (SZSE:000650)	58.7	-	-	35.8x
6/20/13	AVIC (Tieling) Pharmaceutical	AVIC Investment Holdings (SHSE:600705)	12.1	1.4x	-	7.5x
6/4/13	CSPC Zhongrun Pharmaceutical (Inner Mongolia)	Best Century Group Limited	47.0	0.3x	-	-
3/22/13	Guizhou Baixiang Pharmaceutical	Guizhou Miao Medicine Pharmaceutical	80.4	2.8x	-	NM
12/27/12	Zhejiang Conba Group Medical Health-care Products	Zhejiang Conba Group	15.0	0.5x	-	13.0x
8/8/12	Inner Mongolia Conba Pharmaceutical	Zhejiang Conba Pharmaceutical (SHSE:600572)	31.4	-	-	-
4/17/12	Shengtai Pharmaceutical Inc. (OTCPK:SGTI)	-	87.4	0.5x	5.6x	8.2x
11/29/11	Hunan Dehai Medicine Trading	Hunan Hongxin Holding Ltd.	11.6	3.8x	-	-
9/22/11	Wuhan Kernel Bio Tech	Grand Pharmaceutical (China) Company	17.2	2.0x	-	28.3x
4/7/11	Guangdong Huazhou Traditional Chinese Medicine	Xiangxue Pharmaceutical (SZSE:300147)	11.6	0.6x	-	17.9x
12/8/10	Sichuan Hezheng Pharmaceutical	Chongqing Lummy Pharmaceutical (SZSE:300006)	13.5	0.2x	-	11.1x
8/11/10	Hunan Kangyuan Pharmaceutical	Chongqing Lummy Pharmaceutical (SZSE:300006)	25.1	1.6x	-	29.1x
5/3/10	Zhejiang Xianju Xianle Pharmaceutical	China Grand Pharmaceutical and Healthcare (SEHK:512)	13.7	0.9x	-	10.0x
6/11/09	Chongqing Carelife Pharmaceutical	YaoPharma Co.	17.3	-	-	18.6x
5/22/09	Hebei Hong Yuan Chemical	CSPC Pharmaceutical Group (SEHK:1093)	16.1	0.4x	-	3.2x
3/3/09	Fuzhou Neptunus Fuyao Pharmaceutical	Shenzhen Neptunus Interlong Bio-Technique (SEHK:8329)	46.1	1.1x	-	13.2x
11/28/08	China Shijiazhuang Pharmaceutical	-	92.4	0.1x	-	1.3x
11/2/08	China Biopharmaceuticals Holdings	Neostem, Inc. (NasdaqCM:NBS)	53.5	1.1x	6.2x	23.0x

		Minimum	11.6	0.1x	5.6x	1.3x
		25th Percentile	14.0	0.5x	5.7x	8.7x
		Median	21.2	0.9x	5.9x	13.1x
		75th Percentile	51.9	1.5x	6.0x	21.9x
		Maximum	92.4	3.8x	6.2x	35.8x

Roth compared the Company's implied enterprise value as a multiple of LTM revenue and LTM EBITDA to the corresponding multiples for the selected transactions described above. Roth also compared the Company’s implied LTM price to earnings multiple to the LTM price to earnings multiples for the selected transactions.

26

Discounted Cash Flow Analysis. Roth performed a discounted cash flow analysis on the Company by calculating ranges of the estimated net present value of the unlevered, after-tax free cash flows attributable to shareholders of the Company that the Company forecasted to generate from October 17, 2013 through fiscal year 2018. All of the information used in Roth’s analysis was based on publicly available sources and the Financial Projections provided by the Company’s management. The following table sets forth are the free cash flows and implied price per share calculations used in Roth’s analysis:

In performing its discounted cash flow analysis, Roth calculated ranges of the estimated present values of the Company’s unlevered, after-tax free cash flows attributable to shareholders of the Company that the Company forecasted to generate for partial year 2013 to year 2018 by applying discount rates ranging from 10.6% to 16.6%, reflecting Roth’s estimates of the Company’s weighted-average cost of capital. The weighted-average cost of capital was calculated by adding (a) the market value of equity as a percentage of the total market value of the Company’s capital multiplied by the Company’s estimated cost of equity, and (b) the market value of debt as a percentage of the total market value of the Company’s capital multiplied by the Company’s estimated after-tax market cost of debt. The Company’s estimated cost of equity was calculated using the Capital Asset Pricing Model which took into account the Company’s beta, betas of comparable companies, the risk-free rate, a historical equity market risk premium, a historical small capitalization risk premium, which risk premiums were sourced from the Ibbotson SBBI 2012 Valuation Yearbook, and a country risk premium. Following is the calculation for the Company’s weighted-average cost of capital:

Calculation of Weighted Avg. Cost of Capital WACC	
Step 1 - Calculate Avg. Portfolio Beta (a)	
Average Portfolio Equity Beta	1.30
Step 2 - Unlever Portfolio Beta (b)	
Avg. Debt-to-Equity Ratio	459.5%
Avg. Tax Rate	17.2%
Unlevered Average Portfolio Equity Beta	0.43
Step 3 - Arrive at Alpha Equity Beta	
Unlevered Average Portfolio Equity Beta	0.43
Alpha Debt-to-Equity Ratio (c)	330.6%
Effective Tax Rate (d)	25.0%
Levered Equity Beta	1.50
Step 4	
Risk Free Rate (e)	2.6%
Equity Risk Premium (f)	6.6%
Levered Equity Beta	1.50
Cost of Equity Capital (g)	12.5%
Plus: Country Premium (h)	11.1%
Plus: Size Premium (i)	11.8%
Alpha Adjusted Cost of Equity Capital	35.3%
Step 5	
Debt-to-Capital Ratio	76.8%
Equity-to-Capital Ratio	23.2%
Pre-tax Cost of Debt (j)	9.3%
After-tax Cost of Debt	7.0%
Cost of Equity Capital	35.3%
Weighted Average Cost of Capital (k)	**13.6%**

Footnotes:

a) Beta was found using Capital IQ. Capital IQ calculates beta on a monthly basis. Roth uses mid-year conventions to discount cash flows as Roth assume that cash flows come in continuously throughout the year.

b) B(u) = B(l) / (1+(1-Tax Rate) x Debt-to-Equity)

c) Assumes debt as of July 31, 2012. Further assumes this amount of leverage persists as the Company's target leverage ratio.

d) Effective tax rate provided by management

e) Source: 10-Year Treasury yield at 10/17/13

f) Source: US Market Premium - Ibbotson 2012

g) CAPM Cost Equity Capital Calculation: Risk Free Rate + (Equity Beta x Equity Risk Premium)

h) Source: Bloomberg

i) Source: Size Premium - Ibbotson 2012 pg 92 – Size premium of decile 10z

j) Cost of debt estimated by using yield on the Merrill Lynch CCC-Rated High Yield Bond Index as of 10/17/13

k) Weighted Average Cost of Capital = (Debt-to-Capital x Cost of Debt x (1-Tax Rate)) + (Equity-to-Capital x Cost of Equity Capital)

Roth used the following companies to calculate the portfolio beta:

•	Aoxing Pharmaceutical
•	Bohai Pharamceuticals
•	China BCT Pharmacy Group, Inc.
•	China Pharma Holdings
•	Shengtai Pharmaceuticals, Inc.

27

Roth calculated an implied price per share for the Company’s Common Stock based on two estimations of the terminal value for the Company. First, Roth calculated the ranges of estimated terminal value amounts for the Company by applying a range of terminal EBITDA multiples of 4x to 8x to the Company’s estimated terminal year EBITDA. The range of terminal EBITDA multiples utilized in Roth’s discounted cash flow analysis was based on the EBITDA multiples of precedent transactions. The range of estimated present values of these estimated terminal value amounts was then calculated by applying discount rates ranging from 10.6% to 16.6%. Combining the total present value of the estimated unlevered free cash flows and the present value of the terminal values resulted in a range of implied enterprise values for the Company. Roth then deducted outstanding debt and added outstanding cash and cash equivalents from the Company balance sheet as of July 31, 2013 to determine a range of implied equity values of the Company. The discounted cash flow analysis implied a negative equity value for the Company across all ranges.

Second, Roth calculated the ranges of estimated terminal value amounts for the Company by applying a range of terminal revenue multiples of 0.5x to 1.5x to the Company’s estimated terminal year revenue. The range of terminal revenue multiples utilized in Roth’s discounted cash flow analysis was based on the revenue multiples of precedent transactions. The range of estimated present values of these estimated terminal value amounts was then calculated by applying discount rates ranging from 10.6% to 16.6%. Combining the total present value of the estimated unlevered free cash flows and the present value of the terminal values resulted in a range of implied enterprise values for the Company. Roth then deducted outstanding debt and added outstanding cash and cash equivalents from the Company balance sheet as of July 31, 2013 to determine a range of implied equity values of the Company. The discounted cash flow analysis implied a per share price of negative $0.31, with a range from negative $1.93 to positive $1.52.

Analyses of Implied Premia. Roth analyzed the implied premia based on cash out price of $0.50 per share as compared to the following:

•	the closing price of the Company’s shares on October 17, 2013;
•	the volume weighted average price (“VWAP”) of the Company’s shares for each of the 30-day and 90-day periods ended on October 17, 2013; and
•	the 52-week high and low stock prices of the Company.

Roth used the share prices listed above as the most appropriate time frame for comparison in its analysis. The results of this analysis are summarized in the following table:

Time Period	Price for Period Ended on the Reference Date	Implied Premium
October 17, 2013	$0.46	8.7%
30-Day VWAP	$0.43	15.0%
90-Day VWAP	$0.52	(4.2)%
52-Week High	$0.65	(23.1)%
52-Week Low	$0.32	56.3%

General

The summary set forth above does not contain a complete description of the analyses performed by Roth, but does summarize the material analyses performed by Roth in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Roth believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Roth opinion. In arriving at its opinion, Roth considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Roth made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Roth’s view of the actual value of the Company.

Roth is a full service securities firm with offices throughout the United States and in Hong Kong, and is engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. The Company’s Special Committee selected Roth because of its familiarity with the Company, the Company’s industry and with U.S.-listed Chinese companies, as well as its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions. There is no material relationship that has existed during the past two years, or is mutually understood to be contemplated in the future, between Roth and the Company.

Roth is acting as financial advisor to the Special Committee in connection with the Transaction. Pursuant to its engagement letter with Roth, the Company has agreed to pay Roth $200,000 upon the delivery of its fairness opinion to the Special Committee. The fairness opinion fee is not contingent upon the Transaction closing. This fee was determined by Roth and proposed to the Special Committee. In addition, the Company has agreed to indemnify Roth for certain liabilities that may arise out of its engagement by the Special Committee and the rendering of Roth’s opinion. In the ordinary course of business, Roth and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company and the other parties to the transaction, and, accordingly, may at any time hold a long or a short position in such securities. Roth and its affiliates may in the future provide investment banking and other financial services to the Company and their respective affiliates for which Roth would expect to receive compensation.

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Structure of the Transaction

The Transaction consists of a Reverse Stock Split (with a cash payment in lieu of receipt of a fractional share by stockholders. The Reverse Stock Split is expected to occur on or about December __, 2013, following advance notice. On the effective date of the Reverse Stock Split each stockholder of record will receive one share of common shares for every 501 pre-Reverse Stock Split shares held in his or her account as of such date. Any stockholder of record who holds fewer than 501 pre-Reverse Stock Split shares in his or her account at the time of the Reverse Stock Split will receive a Cash Payment Price of $0.50 per pre-Reverse Stock Split share and will no longer be a stockholder of the Company after the Transaction. Any stockholder who after the Reverse Stock Split will continue as stockholders, but own a fractional share, will receive a Cash Payment on the pre-Reverse Stock Split equivalent to their fractional share.

We intend for the Transaction to treat stockholders holding Common Shares in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are held of record in their own names, and nominees will be instructed to effect the Transaction for their beneficial holders. However, nominees may have different procedures and stockholders holding shares in street name should contact their nominees.

In general, the Transaction can be illustrated by the following examples:

Example 1. A stockholder holds 500 shares of our Common Shares in his account before the effective date of the Reverse Stock Split. Instead of receiving a fractional share of our Common Shares immediately after the Reverse Stock Split, the stockholder’s shares will be converted into the right to receive cash. The stockholder would receive $250 ($0.50 x 500 shares). Note: If the stockholder wants to continue the investment in the Company, before the effective date of the Reverse Stock Split, the stockholder can buy at least one more share. The stockholder would have to act far enough in advance of the Reverse Stock Split so that the purchase is completed and the additional share or shares are credited in his account by the effective date.

Example 2. A stockholder holds 501 shares of our Common Shares as of the effective date of the Reverse Stock Split. After the Reverse Stock Split, the stockholder will hold one share of Common Shares.

Example 3. A stockholder has two separate accounts. As of the effective date of the Reverse Stock Split, the stockholder holds 250 shares of our Common Shares in one account and 251 shares of Common Shares in the other. If we can determine that the two separate accounts belong to the same person (based upon the name of the account or the social security number or address associated with the account), then we will treat the two accounts as a single account. Accordingly, the stockholder will be treated as having 501 pre-Reverse Stock Split shares. In the Reverse Stock Split, the stockholder’s stock will be converted into one share of our Common Shares.

If, however, we are unable to determine that the two separate accounts belong to the same person, then the stockholder will receive cash payments equal to the Cash Payment of the Common Shares in each account instead of receiving fractional shares. In this case, the stockholder would receive two checks totaling $250.50 ($0.50 x 250 shares; $0.50 x 251 shares). Note: If the stockholder wants to be certain to continue as a stockholder in the Company, the stockholder can consolidate or transfer two accounts before the effective date of the Reverse Stock Split into an account with at least 501 pre-Reverse Stock Split shares. Alternatively, the stockholder can buy at least 251 more shares for the first account and 250 more shares for the second account, and hold them in such stockholder’s respective accounts. The stockholder would have to act far enough in advance of the Reverse Stock Split so that the consolidation or the purchase is completed by the effective date.

Example 4. A stockholder holds 500 shares of our common shares in street name in a brokerage account as of the effective date of the Reverse Stock Split. We intend for the Transaction to treat stockholders holding shares of our Common Shares in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are registered in their names. Nominees will be instructed to effect the Transaction for their beneficial holders. If this occurs, the stockholder will receive, through the stockholder’s broker, a check for $250 ($0.50 x 500). However, nominees may have a different procedure and stockholders holding shares of our Common Shares in street name should contact their nominees.

29

Exchange of Certificates for Cash Payment.

We will effect the Reverse Stock Split as soon as practicable after the date that is 20 calendar days after the mailing date of this information statement. ___________________ has been appointed as the Exchange Agent to carry out the exchange of certificates for the cash payment of $0.50 per pre-Reverse Stock Split share.

As soon as practicable after the effective date, holders of fewer than 501 shares will be notified and sent a letter of transmittal and instructed how to transmit their certificates representing Common Shares to the Exchange Agent. Upon proper completion and execution of the letter of transmittal, and the return of the letter of transmittal and accompanying share certificate(s) to the Exchange Agent, each stockholder entitled to receive payment will receive payment from the Exchange Agent as outlined in the letter of transmittal. Stockholders should allow for approximately five business days after mailing for the Exchange Agent to receive the letter of transmittal and accompanying stock certificate and approximately 10 business days following receipt of properly completed materials by the Exchange Agent for payment to be made. In the event we are unable to locate a stockholder, or if a stockholder fails to properly complete, execute and return the letter of transmittal and accompanying stock certificate to the Exchange Agent, any funds payable to such stockholder pursuant to the Transaction will be held in escrow until a proper claim is made, subject to applicable abandoned property laws. Holders of fewer than 501 Common Shares on the effective date of the Reverse Stock Split will receive in exchange a cash payment in the amount of $0.50 per pre-Reverse Stock Split share. Holders of at least 501 common shares will continue to hold Common Shares, with no cash payment.

No service charges will be payable by stockholders in connection with the exchange of certificates for cash. All such expenses will be borne by us except for expenses, if any, imposed by your nominee. In the event that any certificate representing Common Shares is not presented, the applicable cash payment will be administered in accordance with the relevant state abandoned property laws. Until the cash payments have been delivered to the appropriate public official pursuant to the abandoned property laws, such payments will be paid to the holder of the eligible certificate or his, her or its designee, without interest, at such time as the common shares have been properly presented for exchange.

Reservation

Although the Special Committee has approved the Transaction and subsequent termination of registration of our Common Shares under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder, the Special Committee reserves the right to abandon, postpone or modify the Transaction and such termination and suspension at any time before they are consummated for any reason. A number of factors or circumstances could cause our Board of Directors to abandon, postpone or modify the Transaction and such deregistration and suspension, including, without limitation, the following:

•	If, immediately prior to the Transaction, the Special Committee does not believe that the Transaction will sufficiently reduce the number of record holders of our Common Shares to a level that reasonably assures us that the Company would not be required under the Exchange Act to revert to a public reporting company in the foreseeable future after the Transaction is completed, then the Special Committee may elect to abandon, postpone or modify the Transaction.

•	The Special Committee may elect to abandon, postpone or modify the Transaction if the aggregate cash payments to Discontinued Stockholders necessary to complete the Transaction is expected to exceed $4.0 million.

•	Even if the aggregate cash payments to Discontinued Stockholders necessary to complete the Transaction is within the budgetary guideline set by the Special Committee, the Special Committee may elect to abandon, postpone or modify the Transaction if the then economic conditions or the financial condition of the Company, or their outlook, be such that, in the judgment of the Special Committee, it is no longer advisable to use the Company’s cash resources to effect the Transaction.

•	If the Special Committee determines that it is in the best interest of the Company and its stockholders for the Company to enter into any other strategic transaction that may arise in the future, such as an asset or stock sale or a business combination transaction, then the Special Committee may elect to abandon, postpone or modify the Transaction.

•	If for any other reason, the Special Committee determines that the Transaction is no longer in the best interest of the Company and its stockholders, then the Special Committee may elect to abandon, postpone or modify the Transaction. If the Special Committee decides to abandon, postpone or modify the Transaction, then the Company will notify the stockholders of such decision in accordance with applicable rules and regulations.

30

OTHER MATTERS RELATED TO THE TRANSACTION

Potential Conflicts of Interest

Our directors, executive officers, 5% stockholders and their affiliates may have interests in the Transaction that are different from other unaffiliated stockholder interest, and may have relationships that present conflicts of interest. As of October 25, 2013, 8,357,072 shares of our Common Shares, or approximately 22.9% of the issued and outstanding shares of Common Shares on such date, were held collectively by our directors and executive officers. Upon the effectiveness of the Transaction, the aggregate number of shares of our Common Shares owned by our directors and executive officers will decrease, however, their beneficial ownership of shares of our Common Shares will increase by approximately 6% as a result of the reduction of the number of shares of our Common Shares outstanding. Some of our executive officers and directors hold options to acquire shares of our Common Shares. The Transaction will not affect the exercise period or vesting schedule of these stock options and they will remain outstanding and continue to vest after the Transaction; however, the exercise price and number of shares underlying such options shall be adjusted. By deregistering our Common Shares under the Exchange Act and suspending our duty to file periodic reports with the SEC thereunder, subsequent to the consummation of the Transaction we will no longer be prohibited, pursuant to Section 402 of the Sarbanes-Oxley Act of 2002, from making personal loans to our directors or executive officers and they will no longer be subject to Section 16 of the Exchange Act with respect to reporting requirements and short swing profits recapture provisions.

Stockholder Approval under Nevada Law

The actions taken by the Board of Directors to authorize the Reverse Stock Split, as set forth in Exhibit C attached hereto, was subsequently adopted by the written consent dated as of October 25, 2013 of the Company’s stockholders holding a majority of the voting power of the Common Shares then outstanding, a copy of which is attached hereto as Exhibit D.

Pursuant to Sections 78.2055 and Section 78.390 of the Nevada Revised Statutes (the “NRS”), the Company’s Board of Directors approved the Reverse Stock Split. Section 78.2055 of the NRS requires stockholder approval of the Reverse Stock Split.

Section 78.320 of the NRS provides that, unless otherwise provided in the Company’s Amended and Restated Articles of Incorporation or Bylaws, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power. Article II Section 12 of the Company’s Bylaws provides that any action required or permitted by law or by the Articles of Incorporation to be taken at any meeting of stockholders may be taken without a meeting, without prior notice, and without a vote, if a written consent, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders. Neither the Company’s Amended and Restated Articles of Incorporation nor its By-Laws prohibits the taking of action by its Board of Directors by written consent. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Reverse Stock Split described herein as early as possible in order to accomplish the purposes as hereafter described, the Company’s Board of Directors voted to utilize, and did in fact obtain, the written consent of the holders of a majority of the voting power of the Company’s voting stock, which voting stock is comprised of the Common Shares.

No vote, approval or consent of the Company’s stockholders is required in connection with the termination of the registration of the Company’s Common Shares under Section 12(g) of the Exchange Act and the subsequent suspension of the Company’s reporting obligation under Section 13(a) of the Exchange Act. The Board of Directors of the Company knows of no other matters other than that described in this Information Statement which have been recently approved or considered by the holders of the Company’s Common Shares.

31

Dissenters’ Rights

Pursuant to Chapter 92A (Section 300 through 500 inclusive) of the Nevada Revised Statutes (“Chapter 92A”), any stockholder receiving a Cash Payment of the Company is entitled to dissent to the Reverse Stock Split, and obtain payment of the fair value of the shares. In the context of the Reverse Stock Split, Chapter 92A provides that stockholders may elect to have the Company purchase pre-Reverse Stock Split shares that would become fractional shares as a result of the Reverse Stock Split for a cash price that is equal to the “fair value” of such shares, as determined in a judicial proceeding in accordance with the provisions of Chapter 92A. The fair value of the shares of any stockholder means the value of such shares immediately before the effectuation of the Reverse Stock Split, excluding any appreciation or depreciation in anticipation of the Reverse Stock Split, unless exclusion of any appreciation or depreciation would be inequitable.

Chapter 92A is set forth in its entirety in Exhibit B to this Information Statement. If you wish to exercise your dissenters’ rights or preserve the right to do so, you should carefully review Exhibit B to this Information Statement. If you fail to comply with the procedures specified in Chapter 92A in a timely manner, you may lose your dissenters’ rights. Because of the complexity of those procedures, you should seek the advice of counsel if you are considering exercising your dissenters’ rights.

Stockholders who have not validly tendered their Common Shares will be entitled to exercise dissenters’ rights. Stockholders who perfect their dissenters’ rights by complying with the procedures set forth in Chapter 92A will have the fair value of their shares determined by the Nevada state court and will be entitled to receive a cash payment equal to such fair value. Any such judicial determination of the fair value of shares could be based upon any valuation method or combination of methods the court deems appropriate. The value so determined could be more or less than the $0.50 per share to be paid in connection with the Reverse Stock Split. In addition, stockholders who invoke dissenters’ rights may be entitled to receive payment of a fair rate of interest from the effective time of the transaction on the amount determined to be the fair value of their shares.

Within 10 days after the effectuation of the Reverse Stock Split, the Company will send a written notice (a “Dissenters’ Rights Notice”) to all the record stockholders of the Company entitled to dissenters’ rights. The Dissenters’ Rights Notice will be accompanied by (i) a form for demanding payment from the Company that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not they acquired beneficial ownership of the shares before that date; (ii) a copy of the provisions of Chapter 92A; and (iii) a brief description of the procedures that a stockholder must follow to exercise dissenter’s rights.

In order to maintain eligibility to exercise dissenters’ rights under Chapter 92A, you must take the following actions within 30 days of the date that the Dissenters’ Rights Notice was delivered: (i) deliver a written demand for payment on the form provided in the Dissenters’ Rights Notice; (ii) certify whether you acquired beneficial ownership of the shares before the date set forth in the Dissenters’ Rights Notice; and (iii) deliver the certificates representing the dissenting shares to the Company.

Within 30 days after receipt of a demand for payment, the Company must pay each dissenter who complied with the provisions of Chapter 92A the amount the Company estimates to be the fair value of such shares, plus interest from the effective date of the Reverse Stock Split. The rate of interest shall be the average rate currently paid by the Company on its principal bank loans. The payment will be accompanied by the following: (i) financial statements for the Company for the year ended December 31, 2012 and the most recent interim financial statements; (ii) a statement of the Company’s estimate of the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenter’s rights to demand payment for the difference between the Company’s estimate of the fair value of the shares and the stockholder’s estimate of the fair value of the shares; and (v) a copy of Chapter 92A. If the Company does not deliver payment within 30 days of receipt of the demand for payment, the dissenting stockholder may enforce the dissenter’s rights by commencing an action in Clark County, Nevada or if the dissenting stockholder resides or has its registered office in Nevada, in the county where the dissenter resides or has its registered office.

If a dissenting stockholder disagrees with the amount of the Company’s payment, then the dissenting stockholder may, within 30 days of such payment, (i) notify the Company in writing of the dissenting stockholder’s own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payments made by the Company, or (ii) reject the offer by the Company if the dissenting stockholder believes that the amount offered by the Company is less than the fair value of the dissenting shares or that the interest due is incorrectly calculated. If a dissenting stockholder submits a written demand as set forth above and the Company accepts the offer to purchase the shares at the offer price, then the stockholder will be sent a check for the full purchase price of the shares within 30 days of acceptance.

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If a demand for payment remains unsettled, the Company must commence a proceeding in the Clark County, Nevada district court within 60 days after receiving the demand. Each dissenter who is made a party to the proceeding shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by the Company. If a proceeding is commenced to determine the fair value of the common shares, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against the Company, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable against the Company if the court finds that (i) the Company did not comply with Chapter 92A or (ii) against either the Company or a dissenting stockholder, if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Chapter 92A.

A person having a beneficial interest in shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, must act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect dissenters’ rights of appraisal. If the shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, the written demand for dissenters’ rights of appraisal must be executed by or for the record owner. If shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner. If a stockholder owns shares through a broker who in turn holds the shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder of such shares.

A record holder, such as a broker, fiduciary, depository or other nominee, who holds shares as a nominee for others, will be able to exercise dissenters’ rights of appraisal with respect to the shares held for all or less than all of the beneficial owners of those shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of such record owner.

The foregoing summary of the rights of dissenting stockholders under Chapter 92A does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights of appraisal rights available under Chapter 92A. The preservation and exercise of dissenters’ rights of appraisal require strict adherence to the applicable provisions of Chapter 92A, and the foregoing summary is qualified in its entirety by reference to Exhibit B to this Information Statement.

The Company has not made any provision to obtain counsel or appraisal services for unaffiliated stockholders.

Certain Material U.S. Federal Income Tax Consequences

Summarized below are certain material U.S. federal income tax consequences to our stockholders resulting from the Transaction. This summary is based upon U.S. federal income tax law, as currently in effect, which is subject to differing interpretations or change, possibly on a retroactive basis. This summary addresses only those stockholders who hold their shares as capital assets. This summary does not discuss all aspects of U.S. federal income taxation that may be important to stockholders in light of their individual circumstances. In addition, this summary does not discuss any state, local, foreign, or other tax considerations. The summary below of the U.S. federal income tax consequences to a “U.S. stockholder” generally will apply to a beneficial owner of our shares that is a United States person as defined in the Internal Revenue Code of 1986, as amended (the “Code”), and the summary below of the U.S. federal income tax consequences to a “non-U.S. stockholder” generally will apply to a beneficial owner of our shares that is not defined herein as a U.S. stockholder. This summary, however, does not address the tax treatment of partnerships or other pass through entities for U.S. federal income tax purposes or persons who hold our shares through such entities, persons who received their shares as compensation, persons who exercise dissenters’ rights or persons who are otherwise subject to special rules under the Code. We will not apply for any ruling from the Internal Revenue Service (“IRS”), nor will we receive an opinion of counsel, with respect to any of the tax consequences of the Transaction. Each stockholder should consult his, her or its tax advisor as to the particular federal, state, local, foreign, and other tax consequences of the Transaction to such stockholder, in light of his, her or its specific circumstances.

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U.S. Stockholders

Stockholders Who Do Not Receive a Cash Payment for Fractional Shares. A U.S. stockholder who receives no Cash Payment as a result of the Transaction, but continues to hold our Common Shares directly immediately after the Transaction, generally will not recognize any gain or loss for U.S. federal income tax purposes. The aggregate adjusted tax basis of the shares held by such stockholder immediately after the Transaction generally will equal the aggregate adjusted tax basis of the shares held immediately prior to the Transaction, and the holding period of the shares will generally be the same as immediately prior to the Transaction.

Stockholders Whose Entire Interest in our Common Shares, Both Directly and Indirectly, is Terminated. A U.S. stockholder who receives a Cash Payment for a fractional share of our Common Shares as a result of the Transaction and does not continue to hold our shares directly, or indirectly by virtue of certain constructive ownership rules, immediately after the Transaction, generally will recognize capital gain or loss, for U.S. federal income tax purposes, equal to the difference between the cash received for the fractional share and the aggregate adjusted tax basis in such share.

Stockholders Whose Entire Interest in our Common Shares, Directly or Indirectly, is Not Terminated. A U.S. stockholder who receives a Cash Payment for a fractional share as a result of the Transaction, but who continues to hold our shares directly immediately after the Transaction or is treated as a person who continues to hold our shares immediately after the Transaction by virtue of certain constructive ownership rules, generally will recognize capital gain or loss in the same manner as set forth in the previous paragraph, provided that the receipt of cash either (1) is “not essentially equivalent to a dividend,” or (2) constitutes a “substantially disproportionate redemption of stock.” The receipt of cash is “not essentially equivalent to a dividend” if there is a reduction in the stockholder’s proportionate interest in us resulting from the Transaction (taking into account for this purpose the shares deemed owned by the stockholder under certain constructive ownership rules), and such reduction is considered a “meaningful reduction” given the stockholder’s particular facts and circumstances. The IRS has ruled that a small reduction by a minority stockholder whose relative share interest is minimal and who exercises no control over the affairs of the corporation will generally satisfy this test. The receipt of a Cash Payment in the Transaction generally will be a “substantially disproportionate redemption of stock” if (1) immediately after the Transaction, the stockholder owns or is deemed to own (under certain constructive ownership rules) less than 50% of the total combined voting power of all classes of our shares entitled to vote, and (2) the percentage of our voting shares owned or deemed owned (under certain constructive ownership rules) by the stockholder immediately after the Transaction is less than 80% of the percentage of shares of voting stock owned or deemed owned by the stockholder immediately before the Transaction.

If the receipt of the Cash Payment in exchange for a fractional share is not treated as resulting in a capital gain or loss under any of the above tests, such payment generally will constitute a distribution that will be treated first as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits, and then as a tax-free return of capital to the extent of the stockholder’s aggregate adjusted tax basis in our Common Shares, with any remaining amount being treated as capital gain.

Capital gain or loss recognized in connection with the Transaction will be long-term if the U.S. stockholder’s holding period with respect to the fractional share surrendered is more than one year at the time of the Transaction. Capital gain or loss will be calculated separately with respect to each block of shares (that is, shares acquired at the same price per share in a single transaction) exchanged in the Transaction. The deductibility of capital losses is subject to various limitations. In the case of a non-corporate U.S. stockholder, long-term capital gain and dividend income should generally be subject to U.S. federal income tax at more favorable rates under current law than short-term capital gain or ordinary income.

Non-U.S. Stockholders

A non-U.S. stockholder generally will not be subject to U.S. federal income tax in respect of gain recognized in connection with the Transaction unless such gain is effectively connected (or treated as effectively connected) with the conduct of a trade or business within the United States (and, under certain applicable income tax treaties, is attributable to a U.S. permanent establishment or fixed based maintained by the non-U.S. stockholder) or certain other special rules apply. A non-U.S. stockholder that is treated as receiving a dividend distribution as a result of the Transaction that is not effectively connected with the non-U.S. stockholder’s conduct of a trade or business in the United States generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, unless such stockholder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN). Any such dividends that are effectively connected with the non-U.S. stockholder’s conduct of a trade or business in the United States generally will not be subject to U.S. federal withholding tax, provided that the non-U.S. stockholder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, any such dividends, as well as any gain, that is effectively connected (or treated as effectively connected) with the non-U.S. stockholder’s conduct of a trade or business in the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. stockholder) generally will be subject to regular U.S. federal income tax, net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. stockholder and, if the non-U.S. stockholder is a corporation, may also be subject to an additional “branch profits tax” at a rate of 30% (or a lower applicable tax treaty rate).

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Information Reporting and Backup Withholding

A U.S. stockholder (other than an exempt recipient) that receives a Cash Payment generally will be subject to information reporting with respect to the Cash Payment. Furthermore, backup withholding may apply to such amount unless the stockholder provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed and executed IRS Form W-9). A non-U.S. stockholder generally may eliminate the requirement for information reporting (other than with respect to distributions, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a properly completed and executed applicable IRS Form W-8 or by otherwise establishing an exemption. Any amounts withheld under the backup withholding rules generally will be allowed as a credit against the stockholder’s U.S. federal income tax liability and may entitle the stockholder to a refund, provided that the required information is timely furnished to the IRS.

The foregoing discussion summarizing certain U.S. federal income tax consequences does not refer to the particular facts and circumstances of any specific stockholder and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular stockholder. We recommend that stockholders consult their own tax advisors for more specific and definitive advice as to the U.S. federal income and other tax consequences to them of the Transaction, as well as advice as to the application and effect of state, local and foreign income and other tax laws.

Source and Amounts of Funds

Based on estimates of the record ownership of our Common Shares, the number of our Common Shares outstanding and other information as of October 25, 2013, and assuming that approximately 7,500,000 pre-Reverse Stock Split shares of our Common Shares are cancelled in the Reverse Stock Split, the Company estimates that the total funds required to consummate the Transaction will be approximately $4.2 million. Approximately $4.0 million of this amount will be used to pay the consideration to stockholders entitled to receive cash for their fractional shares in the Reverse Stock Split and approximately $200,000 will be used to pay the costs of the Transaction, estimated as follows:

SEC Filing Fees	$956
Legal Fees	$150,000
Printing and Mailing Costs	$10,000
Transfer and Exchange Agent fees	$15,000
Other miscellaneous fees and expenses	$24,000

Final costs of the Transaction may be more or less than the estimates shown above. The Company expects to pay the costs of the Transaction, including the amounts to be paid to stockholders for their fractional shares, out of funds available.

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COMPANY INFORMATION

The Company

American Oriental Bioengineering, Inc., a Nevada corporation, has its principal executive offices at 1 Liangshuihe First Ave., Beijing E-Town Economic and Technology Development Arca E-Town, Beijing, 100176 PRC. The Company’s telephone number is + 86-10-5982-2039.

Company Securities

As of October 25, 2013, there were: (i) 75,000,000 Common Shares and 2,000,000 preferred shares authorized, of which 36,568,669 Common Shares and 1,000,000 preferred shares were issued and outstanding; and (ii) approximately 359 record owners, of our Common Shares. In March 2004, our Board of Directors formally adopted a Stock Option Plan (the “2004 Plan”). Under the 2004 Plan, we were authorized to grant non-qualified options to purchase up to 2,900,000 shares of our Common Shares to our employees, officers, directors and consultants. The Company replaced the 2004 Plan with a new Equity Incentive Plan that was adopted by the Board and approved by the Stockholders in 2006 (“2006 Plan”). The 2006 Plan provides a maximum of 5,000,000 shares for future grants but the Company is not intended to grant more than 1,000,000 shares in one calendar year. As of December 31, 2013, (a) options exercisable to purchase 761,331 Common Shares were outstanding under the 2006 Plan; and (b) 4,238,669 Common Shares were available for future grants under the 2006 Plan.

Our common shares are quoted on the Pink Sheets under the symbol “AOBI”. The high and low bid and high and low trade price per Common Share as reported on the consolidated reporting system are set forth below for the periods indicated.

Year Ending December 31, 2013	High	Low
First Quarter	$0.60	$0.34
Second Quarter	0.60	0.37
Third Quarter	0.65	0.40
Fourth Quarter (through October 24)	1.40	0.30

Year Ending December 31, 2012	High	Low
First Quarter	$1.86	$1.11
Second Quarter	0.60	0.35
Third Quarter	0.80	0.35
Fourth Quarter	0.75	0.32

Holders

As of October 25, 2013, there were approximately 359 stockholders of record of our Common Shares.

Dividends

We have not paid any cash dividends in the past and do not intend to pay cash dividends on our capital stock for the foreseeable future. Instead, we intend to retain all earnings, if any, for use in the operation and expansion of our business. The payment of any dividends in the future will be at the sole discretion of our Board of Directors.

Equity Repurchases

On March 20, 2011, the Board of Directors authorized the Company to repurchase up to $20 million of the Company’s outstanding Common Shares over the next two years in the open market, in privately negotiated transactions, block trades and accelerated stock repurchase transactions or otherwise, as determined by the Company and funded from available working capital. The timing and extent of any purchases depend upon the trading price of the Company’s common stock, general business and market conditions and other investment opportunities. The Company entered into a share buyback program and engaged a financial institution to act as a broker on behalf of the Company to repurchase common stock based on a predetermined quantity and price range (“Share Buyback Program”).

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During the quarter ended June 30, 2011 the Company repurchased 449,163 Common Shares at prices ranging from $1.28 to $1.82.

During the quarter ended March 31, 2012, the Company repurchased 1,003,336 Common Shares at prices ranging from $1.3418 to $1.2045.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding beneficial ownership of common shares, as of October 25, 2013, by each of Company’s directors and executive officers; all executive officers and directors as a group, and each person known to Company to own beneficially more than 5% of Company’s common shares. Except as otherwise noted, the persons identified have sole voting and investment powers with respect to their shares. As of October 25, 2013, there were 36,568,669 shares of Common Stock of the Company issued and outstanding.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Ownership(3)
Series A Preferred Stock	Tony Liu	1,000,000(4)	100.0%
Common Stock	Tony Liu	7,402,798(5)	20.15%
Common Stock	Yanchun Li	562,420(6)	1.51%
Common Stock	Jun Min	590,169(7)	1.59%
Common Stock	Cosimo J. Patti	179,895	*
Common Stock	Xianmin Wang	31,633	*
Common Stock	Baiqing Zhang	20,474	*
Common Stock	Xiaoliang Wang	2,919	*
Common Stock	Xiaopeng Xu	1,234	*
Common Stock	Yan Gao	2,700	*
Total Ownership of Common Stock by All Directors and Officers as a Group		8,794,242	23.76%

_____________

* - Denotes less than 1%

(1) Unless otherwise indicated, the address for all named executive officers, directors and stockholders is c/o American Oriental Bioengineering, Inc., 1 Liangshuihe First Ave, Beijing E-Town Economic and Technology Development Area, E-Town, Beijing, 100176, People's Republic of China.

(2) The amount of beneficial ownership includes the number of Common Shares and/or Series A Preferred Stock, plus, in the case of each of the executive officers and directors and all officers and directors as a group, all shares issuable upon the exercise of the options held by them, which were exercisable as of October 25, 2013 or within 60 days thereafter. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and the rules promulgated by the SEC, every person who has or shares the power to vote or to dispose of shares of common stock are deemed to be the "beneficial owner" of all the shares of common stock over which any such sole or shared power exists.

(3) Based upon 36,568,669 shares outstanding as of October 25, 2013.

(4) Through his Series A Preferred Stock ownership, currently, Mr. Liu has combined voting power equal to approximately 25% of our voting securities.

(5) Includes 172,630 shares of common stock issuable upon exercise of options.

(6) Includes 152,479 shares of common stock issuable upon exercise of options.

(7) Includes 114,360 shares of common stock issuable upon exercise of options.

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Management

The table sets forth below the names and ages of all our directors and executive officers as of October 25, 2013. All of our directors serve until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Executive officers serve at the pleasure of our Board of Directors until their successors are elected and qualified. Also provided below is a brief description of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Exchange Act.

Name	Age	Position	Date of Initial Appointment
Tony Liu(4)	59	Chief Executive Officer and Chairman of the Board	December 18, 2001
Jun Min (4)	53	Vice President and Director	May 8, 2002
Yanchun Li (4)	43	Chief Financial Officer, Secretary and Director	May 8, 2002
Cosimo J. Patti (1)(2)(3)(4)	62	Independent Director	September 27, 2004
Xianmin Wang (2)(3)(4)	69	Independent Director	January 1, 2005
Baiqing Zhang (3)(4)	59	Independent Director	December 15, 2006
Xiaopeng Xu (4)	63	Chief Operations Officer	March 11, 2010
Yan Gao (4)	40	Chief Accounting Officer	February 22, 2012

______________

(1) Serves as a member of the Audit Committee.

(2) Serves as a member of the Compensation Committee.

(3) Serves as a member of the Nominating and Corporate Governance Committee.

(4) Serves as a member of the Disclosure Committee.

TONY LIU – CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS. Tony Liu is the principal founder of our Company and has served as our Chief Executive Officer and the Chairman of our Board of Directors since 2001. He served in the army for over 19 years. After Mr. Liu left the army, he began working for the government in the Heilongjiang province in northeastern China. In addition to serving as a representative to the National People’s Congress in China, with his practical work experience in the Chinese community for many years, Mr. Liu has witnessed and participated in the massive macroeconomic changes for the past thirty years. He has many years of experience in managing the army, government agencies and pharmaceutical companies. Mr. Liu was named the Outstanding Chinese Entrepreneur of the World and he is currently the Vice Chairman of the World Eminence Chinese business Association. Mr. Liu graduated with a major in Communications & Commands from Wuhan Communication College in 1986 and studied Integrated Marketing and Media at the University of Hong Kong in 2004. Mr. Liu studied in the Program of Sustainable Growth of Large Corporations sponsored by the School of Engineering and the School of Business at Stanford University. Mr. Liu passed the dissertation for his Doctor of Business Administration degree in September 2010 at Tarlac State University through a program jointly run by Beijing Normal University and Tarlac State University. This program is accredited by The Philippines Department of Education and China Department of Education.

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JUN MIN – VICE PRESIDENT AND DIRECTOR. Jun Min is one of our partner founders and has served as our Vice President and as a member of our Board of Directors since 2002. Mr. Min worked at the Price Checking Department Bureau of Heilongjiang Province from 1987 to 1992. Subsequently, he worked for Three- Happiness Bioengineering, Co. Ltd. from 1994. In November 2008, Mr. Min joined the board of directors of China Aoxing Pharmaceuticals Co., Inc. (OTCBB:CAXG), a specialty pharmaceutical company specializing in research, development, manufacturing and distribution of a variety of narcotics and pain-management products. He has over 20 years of experience in operations management and has an extensive knowledge of the consumer and pharmaceutical products industries in China. Mr. Min received a BA in Business Management from Harbin Broadcast & TV University in 1986.

YANCHUN LI – CHIEF FINANCIAL OFFICER, SECRETARY AND DIRECTOR. Yanchun Li one of our partner founders and has served as Chief Financial Officer since May 2007. Prior to her appointment as Chief Financial Officer, she had been the Acting Chief Financial Officer since May 2002, Chief Operating Officer from October 2003 until March 2010 and Secretary since October 2003 and has worked at the Company and served as a member of the Board of Directors since 2002. Ms. Li has fifteen years of experience in management in the food industry and the pharmaceutical industry in China. In particular, she has extensive experience and innovative insight in marketing, management, brand building, corporate strategy, human resource and financial capital management. Before joining us, Ms. Li worked for China Ruida Food Limited Company and successfully established the Ruida brand as the number one brand in the instant frozen food industry. Ms. Li joined Three-Happiness Bioengineering, Co. Ltd. in 1994 and was in charge of the marketing and sales. Under her leadership, the functional drink of the Three-Happiness brand has reached stunning achievement nationwide across China. The Three-Happiness brand was later awarded the Top Ten Well-known Brands in China. Ms. Li won the China Golden Award in Marketing of Year 2005 and was elected into the Who is Who of Chinese Origin Worldwide. Ms. Li received her BA in English from Beijing University of Industry and Commerce in 1993 and completed the Owner/President Management Program in 2008, an advanced program, at Harvard Business School.

COSIMO J. PATTI – INDEPENDENT DIRECTOR. Cosimo J. Patti has served on our Board of Directors since 2004. Before joining us, Mr. Patti was an arbitrator for the National Association of Securities Dealers and the New York Stock Exchange for 18 years. Since August 1999, Mr. Patti has been the President and Chairman of Technology Integration Group, Inc. In May 2009, Mr. Patti was appointed to the board of directors of China XD Plastics Company Limited (NASDAQ:CXDC), a company engaged in the development, manufacturing, and distribution of modified plastics primarily for use in automotive applications. In June 2007, Mr. Patti joined the board of directors of Advanced Battery Technologies, Inc. (NASDAQ:ABAT), a company engaged in the business of designing, manufacturing and marketing rechargeable polymer lithium-ion batteries. From 2002 to 2004, Mr. Patti was the Senior Director of Applications Planning with iCi/ADP. He was the Director of Strategic Cross-border Business with Cedel Bank from 1996 to 1999, and President and Founder of FSI Advisors Group from 1998 to 2002. Since 1986 Mr. Patti has served as an appointed arbitrator to the New York Stock Exchange and the National Association of Securities Dealers adjudicating cases involving client disputes within government, equity, derivative and fixed income securities trading activities. Mr. Patti contributes to our Board of Directors his forty years of experience successfully managing corporate teams in domestic and international operations, compliance and sales organizations. Mr. Patti attended Brooklyn College from 1968 to 1970.

XIANMIN WANG – INDEPENDENT DIRECTOR. Xianmin Wang has served on our Board of Directors since 2005. He was the Vice Governor of Heilongjiang Province from 1998 to 2003, where he was in charge of Financial and Economic affairs. Mr. Wang was Secretary of Daqing Municipal Party Committee from 1996 to 1998, and Vice Secretary of Harbin Municipal Party Committee from 1991 to 1992. Mr. Wang received a post graduate degree in Philosophy from Renmin University of China in 1964. He also holds a bachelor’s degree in Economics from Northeast Forest University and postgraduate degrees in Philosophy from Heilongjiang University and Renmin University of China.

BAIQING ZHANG – INDEPENDENT DIRECTOR. Baiqing Zhang has served on our Board of Directors since 2006. Mr. Zhang brings to us two decades of experience in the Chinese government’s regulatory and supervisory divisions. From 1997 until Mr. Zhang retired in 2005, Mr. Zhang served as Deputy Director, Division Chief of the Heilongjiang Regulatory Bureau of the China Securities Regulatory Commission, or CSRC, where he managed and imposed regulatory compliance for all Heilongjiang-based securities issuances, as well as supervised securities trading, investment funds and legal affairs. The CSRC is China’s primary regulatory body overseeing the country’s financial markets. Prior to this, he spent ten years as a member of the Discipline Inspection Committee in the Department of Supervision of the Heilongjiang Province, and previously was the Vice Principal of Hebei Institute of Mechanical and Electrical Technology, where he taught college courses. Since 2005, Mr. Zhang has been a consultant in the fields of law and economics, public policy, and business strategy. He also consults and lectures about regulatory issues in the Chinese securities markets, based on his significant experience at the CSRC. Mr. Zhang received a degree in Management of Economics from the Tianjin Normal University and a degree in Accounting from the Heilongjiang Economics Management Academy.

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XIAOPENG XU – CHIEF OPERATING OFFICER. Xiaopeng Xu has served as Chief Operating Officer since March, 2010. Since July 2009, Mr. Xu was employed by the Company as general manager of manufacturing. Prior to joining the Company in 2009, Mr. Xu, has served in a number of senior positions in the pharmaceutical industry in China, including the General Manager of China National Pharmaceutical Industry Co., Ltd. from 2005 to 2006, Executive Deputy General Manager of Harbin Pharmaceutical Group Co., Ltd., (Shanghai Stock Exchange: 600664) from 2004 to 2005 and the Factory Director of Harbin Pharmaceutical Group General Industry Co., Ltd. from 1996 to 2004. Currently Mr. Xu also serves in the following capacity for the following entities: Independent Director of Heibei Aoxing Pharmaceutical Co., Inc. since August 2009, Independent Director of Harbin Baida Pharmaceutical Co., Ltd. since 2005, Visiting Professor of Shenyang Pharmaceutical University since 2004, Vice Chairman of China Pharmaceutical Industry Association since 2002, and Vice Chairman of China Anesthetic Association since 2003 (both of the latter associations are industry oriented academic organizations). Mr. Xu graduated from Harbin CCP School in 1985 and completed graduate level programs in CEO courses from Tsinghua University in 2002.

YAN GAO – CHIEF ACCOUNTING OFFICER. Yan Gao has served as Chief Accounting Officer since February 22, 2012. Prior to being appointed as CAO on February 22, 2012, Mr. Gao was an in-house senior accountant for the Company on the financial reporting team, preparing draft reports and responsible for overseeing financial management matters. He joined the Company in 2006 as the Financial Controller for Guangxi Lingfeng Pharmaceutical Ltd., a wholly owned subsidiary of the Company, and served as the General Manager of the Company's Finance Department in 2009, during which he was in charge of financial planning, cash flow management, internal control compliance, business consolidations and reporting. Mr. Gao graduated with a major in Accounting from Heilongjiang College with a professional certificate in 1994.

Family Relationships

There are no family relationships among our executive officers and directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, with respect to any of our directors, executive officers, promoters or control persons, there have been (i) no events under any bankruptcy act at any time, (ii) no convictions in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, (iii) any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, and (iv) no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any such person during the past ten years.

Citizenship

With the exception of Mr. Cosimo Patti, who is a citizen of the United States of America, all directors and officers are citizens of the People’s Republic of China.

Certain Relationships and Related Transactions

There are no transactions, since January 1, 2011 the beginning of the Company’s last fiscal year, or any currently proposed transactions, in which the Company was or is to be a participant and in which any related person had or will have a direct or indirect material interest. It is the Company’s policy that the Company will not enter into any related party transactions unless the Audit Committee or another independent body of the Board of Directors first reviews and approves the transactions.

We do not have any agreement, arrangement or understanding, whether written or unwritten, with any of our officers pursuant to which we are obligated to pay to any officer any type of compensation, whether present, deferred or contingent, that is based on, or otherwise relates to, the Transaction or the subsequent deregistration of our common shares under the Exchange Act or the suspension of our duty to file periodic reports and other information with the SEC thereunder.

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FINANCIAL INFORMATION

The following summary consolidated financial information was derived from, and should be read in conjunction with, the Company’s audited consolidated financial statements and notes thereto included in Part IV, Item 15 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, and from the Company’s unaudited consolidated financial statements and notes thereto included in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the six-month period ended June 30, 2013, all of which are incorporated herein by reference.

The Company’s net book value as of June 30,2013, the most recent balance sheet date for which the Company’s auditors reviewed the Company’s financial statements, was $289,675,850, or $7.95 per share. Net book value is defined as total assets less liabilities, intangible assets and minority interest.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT THE COMPANY

The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-K and Form 10-Q with the Securities and Exchange Commission (“SEC”). Copies of any financial statements and information incorporated by reference in this Information Statement by reference to any other document filed by the Company with the SEC may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of such documents may be obtained from the SEC at prescribed rates. Information regarding the operation of the Public Reference Room may be obtained by called the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. The Company will also make copies of such financial statements and information to stockholders upon written request to the Company’s headquarters.

41

Exhibit A

FAIRNESS OPINION

October 24, 2013

Special Committee of the Board of Directors

American Oriental Bioengineering, Inc.

Beijing Economic and Technology Development Zone

1 First Liangshuihe Street

E-town, Beijing 100176

People’s Republic of China

Members of the Special Committee:

ROTH Capital Partners, LLC (“we” or “ROTH”) understands that American Oriental Bioengineering, Inc. (“AOB” or the “Company”) proposes to reverse split the Company’s common stock (“Reverse Split”) and cash out the fractional shares at a per share price of $0.50 per share (the “Cash Out Price”).

You have asked for our opinion as to whether the Cash Out Price is a fair price, from a financial point of view, for the AOB common stock (the “AOB Common Stock”).

For purposes of the opinion set forth herein, we have, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of AOB;

•	reviewed certain internal financial statements and other financial and operating data concerning AOB prepared by the management of AOB;

•	reviewed certain financial projections prepared by the management of AOB (the “Financial Projections”);

•	discussed the past and current operations, financial condition and the prospects of AOB with senior executives of AOB;

•	reviewed the reported prices and trading activity for AOB Common Stock;

•	reviewed the financial terms, to the extent publicly available, of certain precedent acquisition transactions;

•	compared the financial performance of AOB and the prices and trading activity of AOB Common Stock with that of certain other publicly-traded companies we deemed comparable with AOB and its securities; and

•	performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

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We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by AOB, and formed a substantial basis for this opinion and have further relied upon the assurances of the management of AOB that information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. With respect to the Financial Projections, we have been advised by the management of AOB and assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of AOB of the future financial performance of AOB and we express no view as to the assumptions on which they are based. We have not considered or passed upon, in any respect, any required corporate, government or third party approvals that may be required in connection with the Reverse Split nor whether the terms of the Reverse Split would be held by a court of competent jurisdiction to be consistent with the duties of the directors of the Company to the Company's shareholders. We have also assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Reverse Split, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on AOB. We are not legal, tax, accounting or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of AOB and its legal, tax, accounting and regulatory advisors with respect to legal, tax, accounting and regulatory matters. Our opinion does not address the underlying business decision of AOB to effect the Reverse Split or the relative merits of the Reverse Split as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. To date, we have not been authorized to solicit and have not solicited indications of interest in a transaction with AOB from any party. We have not made any independent valuation or appraisal of the assets or liabilities (fixed, contingent or otherwise) of AOB, nor have we been furnished with any such valuations or appraisals. We have not evaluated the solvency of AOB under any law of any jurisdiction relating to bankruptcy, insolvency or similar matters. As you know, we are not legal experts, and for purposes of our analysis, we have not made any assessment of the status of any outstanding litigation involving the Company and have excluded the effects of any such litigation in our analysis. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, October 21, 2013. Events occurring after such date may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Special Committee of the Board of Directors of AOB in connection with this opinion and will receive a fee for our services. The fee for this opinion is not contingent upon the consummation of the Reverse Split. In addition, AOB has agreed to indemnify us for certain liabilities and other items arising out of our engagement.

ROTH is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of AOB, and, accordingly, may at any time hold a long or a short position in such securities. ROTH and its affiliates may in the future provide investment banking and other financial services to AOB its respective affiliates for which we would expect to receive compensation.

This opinion has been approved by a committee of ROTH investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Special Committee of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing AOB is required to make with the Securities and Exchange Commission in connection with this transaction in accordance with the terms of our engagement letter with the Special Committee, if such inclusion is required by applicable law. In addition, ROTH expresses no opinion or recommendation as to how the shareholders of AOB should vote at any shareholders' meeting to be held in connection with the Reverse Split and this opinion does not in any manner address the prices at which shares of AOB Common Stock will trade at any time.

On the basis of and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion that, as of October 21, 2013, the Cash Out Price is a fair price, from a financial point of view, for the value of the AOB Common Stock.

Very truly yours,

ROTH Capital Partners, LLC

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Exhibit B

NEVADA REVISED STATUTES

(“NRS”)

NRS 92A.300	Definitions.
NRS 92A.305	“Beneficial stockholder” defined.
NRS 92A.310	“Corporate action” defined.
NRS 92A.315	“Dissenter” defined.
NRS 92A.320	“Fair value” defined.
NRS 92A.325	“Stockholder” defined.
NRS 92A.330	“Stockholder of record” defined.
NRS 92A.335	“Subject corporation” defined.
NRS 92A.340	Computation of interest.
NRS 92A.350	Rights of dissenting partner of domestic limited partnership.
NRS 92A.360	Rights of dissenting member of domestic limited-liability company.
NRS 92A.370	Rights of dissenting member of domestic nonprofit corporation.
NRS 92A.380	Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.
NRS 92A.390	Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.
NRS 92A.400	Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.
NRS 92A.410	Notification of stockholders regarding right of dissent.
NRS 92A.420	Prerequisites to demand for payment for shares.
NRS 92A.430	Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.
NRS 92A.440	Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.
NRS 92A.450	Uncertificated shares: Authority to restrict transfer after demand for payment.
NRS 92A.460	Payment for shares: General requirements.
NRS 92A.470	Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.
NRS 92A.480	Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.
NRS 92A.490	Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.
NRS 92A.500	Assessment of costs and fees in certain legal proceedings.

NRS 92A.300. Definitions

As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

NRS 92A.305. “Beneficial stockholder” defined

“Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

NRS 92A.310. “Corporate action” defined

“Corporate action” means the action of a domestic corporation.

NRS 92A.315. “Dissenter” defined

“Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

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NRS 92A.320. “Fair value” defined

“Fair value,” with respect to a dissenter’s shares, means the value of the shares determined:

1. Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

2. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3. Without discounting for lack of marketability or minority status.

NRS 92A.325. “Stockholder” defined

“Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

NRS 92A.330. “Stockholder of record” defined

“Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

NRS 92A.335. “Subject corporation” defined

“Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

NRS 92A.340. Computation of interest

Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

NRS 92A.350. Rights of dissenting partner of domestic limited partnership

A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

NRS 92A.360. Rights of dissenting member of domestic limited-liability company

The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

NRS 92A.370. Rights of dissenting member of domestic nonprofit corporation

1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

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2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

NRS 92A.380. Right of stockholder to dissent from certain corporate actions and to obtain payment for shares

1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

(a) Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger; or

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b) Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.

(c) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.

(d) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(e) Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

(f) Any corporate action not described in this subsection that will result in the stockholder receiving money or scrip instead of fractional shares except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to the stockholder or the domestic corporation.

3. From and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented.

NRS 92A.390. Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger

1. There is no right of dissent with respect to a plan of merger, conversion or exchange in favor of stockholders of any class or series which is:

(a) A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1)(A) or (B), as amended;

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(b) Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or

(c) Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value, unless the articles of incorporation of the corporation issuing the class or series provide otherwise.

2. The applicability of subsection 1 must be determined as of:

(a) The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action requiring dissenter’s rights; or

(b) The day before the effective date of such corporate action if there is no meeting of stockholders.

3. Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action requiring dissenter’s rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective.

4. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

5. There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.

NRS 92A.400. Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder

1. A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.

2. A beneficial stockholder may assert dissenter’s rights as to shares held on his or her behalf only if the beneficial stockholder:

(a) Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b) Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

NRS 92A.410. Notification of stockholders regarding right of dissent

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive. If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A. 300 to 92A.500, inclusive, must accompany the meeting notice sent to those record stockholders entitled to exercise dissenter’s rights.

2. If the corporate action creating dissenters’ rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

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NRS 92A.420. Prerequisites to demand for payment for shares

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment for his or her shares if the proposed action is effectuated; and

(b) Must not vote, or cause or permit to be voted, any of his or her shares of such class or series in favor of the proposed action.

2. If a proposed corporate action creating dissenters’ rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenters’ rights with respect to any class or series of shares must not consent to or approve the proposed corporate action with respect to such class or series.

3. A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

NRS 92A.430. Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents

1. The subject corporation shall deliver a written dissenter’s notice to all stockholders entitled to assert dissenters’ rights.

2. The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

NRS 92A.440. Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process

1. A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

(a) Demand payment;

(b) Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c) Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2. If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

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3. Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

4. A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430. A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5. The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.

NRS 92A.450. Uncertificated shares: Authority to restrict transfer after demand for payment

The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

NRS 92A.460. Payment for shares: General requirements

1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the subject corporation’s principal office is located;

(b) If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or

(c) At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

The court shall dispose of the complaint promptly.

2. The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares; and

(c) A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

NRS 92A.470. Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements

1. A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.

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2. To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment, the subject corporation shall notify the dissenters described in subsection 1:

(a) Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

(b) Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

(c) That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

(d) That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

(e) That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

3. Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

4. Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

NRS 92A.480. Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate

1. A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460. A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2. A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

NRS 92A.490. Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter

1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2. A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State. If the principal office of the subject corporation is not located in the State, it shall commence the proceeding in the county where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located. If the principal office of the subject corporation and the domestic corporation merged with or whose shares were acquired is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

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5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

NRS 92A.500. Assessment of costs and fees in certain legal proceedings

1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5. To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

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Exhibit C

MINUTES OF A MEETING OF

THE BOARD OF DIRECTORS OF

AMERICAN ORIENTAL BIOENGINEERING, INC.

October 31 , 2013

A meeting of the Board of Directors (the “Board”) of American Oriental Bioengineering, Inc., a Nevada corporation (the “Company”), was held on October 31, 2013 at 10:00 pm Beijing time by telephone conference call by which the individuals participating in the call could hear each other. Present by telephone were the following individuals, constituting a quorum of the Board: Tony Liu, Yanchun Li, Cosimo Patti, Jun Min, Xianmin Wang and Baiqing Zhang.

The Board has formed a special committee of the Board comprised solely of independent directors (the "Special Committee") for the purpose of, among other things, evaluating and considering for recommendation to the full Board the recent “going private” proposal, which would consist of a 1- for 501 reverse stock split (the “Reverse Stock Split”) of the issued and outstanding common shares, par value $0.002 per share of the Company (the “Common Shares), with a cash payment made to all stockholders owning a fractional share as a result of the Reverse Stock Split of: (a) $0.50 per pre-Reverse Stock Split Share for all stockholders owning less than 501 pre-Reverse Stock Split shares; and (b) $0.50 based on the pre-Reverse Stock Split share equivalent of the fractional shares held by stockholders owning at least 501 pre-Reverse Stock Split shares.

Following the Reverse Stock Split, the Company will have fewer than 300 stockholders of record, and as a result, the Company will be eligible to, and intends to, suspend its reporting obligations under Section 13(a) of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act (the “Transaction”). The Special Committee has recommended that the Board approve the Transaction.

After discussion, it was:

RESOLVED, that the Board hereby adopts each recommendation of the Special Committee regarding the Reverse Stock Split and the transaction without amendment, and approves the Reverse Stock Split, the Cash Payment and the Transaction as recommended by the Special Committee, and it is further

RESOLVED, that any and all actions heretofore taken by any officer or director of the Company in connection with or otherwise in contemplation of the transactions contemplated by any of the foregoing resolutions be, and they hereby are, ratified, confirmed and approved; and it is further

RESOLVED, that the officers of the Company be, and each of them acting alone hereby is, authorized and empowered, in the name and on behalf of the Company, to take or cause to be taken all actions and to execute and deliver all such documents and instruments which the officers of the Company approve as necessary or desirable in connection with the foregoing resolutions, such approval to be conclusively evidenced by the taking of any such action or the execution and delivery of any such document or instrument by an officer of the Company.

/s/ Yanchun Li

Respectfully submitted

Yanchun Li

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 Exhibit D

WRITTEN CONSENT OF

THE STOCKHOLDERS HOLDING A MAJORITY OF THE

VOTING POWER OF THE COMMON STOCK OF
AMERICAN ORIENTAL BIOENGINEERING, INC.

October 31, 2013

The undersigned, being the holders of a majority of the voting power of the common shares (the “Stockholders”) of American Oriental Bioengineering, Inc., a Nevada corporation (the “Company”), hereby consent, pursuant to Nevada Revised Statutes (“NRS”) 78.2055, to the adoption of the following resolutions taking or authorizing the actions specified therein:

WHEREAS, the Company deems it advisable, at a time to be determined by the Board, to effect a 1-for-501 reverse stock split of its common shares, $0.002 par value (“Common Shares”) pursuant to NRS 78.2055, whereby every 501 shares of the authorized, issued, and outstanding Common Shares shall be combined into one share of authorized, issued, and outstanding Common Shares (the “Reverse Stock Split”); and

NOW, THEREFORE BE IT:

RESOLVED, the Reverse Stock Split is hereby authorized approved; and be it further

RESOLVED, that the Board may, at a time to be determined effect the Reverse Stock Split; and be it further

RESOLVED, that at any time prior to the effective date of the Reverse Stock Split, notwithstanding authorization of the Reverse Stock Split, the Board may adjust the Reverse Stock Split ratio or abandon the Reverse Stock Split, without further action by the Stockholders; and be it further

This Written Consent may be executed and delivered by facsimile signature, such execution and delivery to be deemed for all purposes to be an original signature hereon. The Written Consent may be executed in counterparts and shall be effective as of the date first appearing above upon execution and delivery by Stockholders holding a majority of the voting power of the outstanding Common Shares.

Signatures follow on next page

D-1

IN WITNESS WHEREOF, the undersigned has executed this Written Consent in writing as of the date first written above.

By: /s/ Tony Liu
Name: Tony Liu
Title: Chairman of the Board

Number of Shares Beneficially Owned:
7,230,168
12,189,556 (Class A 25% voting power)

By: /s/ Jun Min
Name: Jun Min
Title: Director

Number of Shares Beneficially Owned: 475,809

By: /s/ Yanchun Li
Name: Yanchun Li
Title: Chief Financial Officer, Chief Operating Officer and Director

Number of Shares Beneficially Owned: 409,941

By: /s/ Cosimo Patti
Name: Cosimo Patti
Title: Director

Number of Shares Beneficially Owned: 179,895

By: /s/ Binsheng Li
Name: Binsheng Li
Title: Director

Number of Shares Beneficially Owned: 163,804

By: /s/ Chen Liu
Name: Chen Liu

Number of Shares Beneficially Owned: 1,763,025

By: /s/ Zhenyuan Yu
Name: Zhenyuan Yu

Number of Shares Beneficially Owned: 1,206,979

By: /s/ Shanshan Wang
Name: Shanshan Wang

Number of Shares Beneficially Owned: 1,228,341

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